[Chapman and Cutler LLP Letterhead]

March 29, 2022

VIA EDGAR CORRESPONDENCE

Kimberly Browning
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Innovator ETFs Trust File Nos. 333-146827; 811-22135

Dear Ms. Browning

This letter responds to your comments, provided by telephone regarding the registration statement filed on Form N‑1A for Innovator ETFs Trust (the “Trust”) with the Securities and Exchange Commission (the “Commission”) on January 31, 2022 (the “Registration Statement”). The Registration Statement relates to the Innovator Hedged Tesla ETF (the “Fund”), a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

Comment 1 – General

The Staff requests the Fund delay the effectiveness of the Registration Statement until all outstanding issues are resolved

Response to Comment 1

The Fund endeavors to work with the Staff to resolve all comments before going effective on the Registration Statement.

Comment 2 – General

The Staff requests confirmation that the Funds’ next filing will consist of a full Registration Statement, including all required exhibits.

Response to Comment 2

The Fund confirms the next filing will consist of a full Registration Statement, including all required exhibits.

Comment 3 – General

If the Fund determines to decline a comment, please tell the Staff why, and include a well-reasoned and detailed legal analysis as applicable in support of the Fund’s views as they apply to the Registration Statements’ facts and circumstances. Please cite to any legal authority that supports such views.

Response to Comment 3

The Fund confirms it has responded in accordance with the Staff’s comment.

Comment 4 – General

The Staff asks the Fund to explain in supplemental correspondence how the Fund will comply with the leverage requirements in Rule 18f-4 under of the Investment Company Act of 1940, as amended (the “1940 Act”). Please explain what the Fund’s designated reference portfolio will be and why it was determined to be an appropriate reference portfolio for a fund with exposure focused on a single corporate issuer.

Response to Comment 4

The Fund’s portfolio transactions will be conducted pursuant to a written derivatives risk management program, which includes policies and procedures that are reasonably designed to manage the risks of the Fund’s usage of derivatives, as required by Rule 18f-4. The program is administered and overseen by a committee that has been designated by the Fund’s board of trustees as the derivatives risk manager. The program will identify and provide an assessment of the Fund’s derivatives usage and risks as they pertain to the Fund’s usage of options contracts. The program will provide risk guidelines that, among other things, consider and provide for (1) limits on the Fund’s derivatives exposure; (2) monitoring and assessment of the Fund’s exposure to illiquid investments (if any); (3) monitoring and assessment of the credit quality of the Fund’s counterparties; and (4) monitoring of margin requirements, position limits and position accountability levels. Additionally, the program will provide for stress testing, back-testing, internal reporting and escalation, and periodic review in compliance with Rule 18f-4. Data relating to such functions will be made available by a third-party service provider engaged by the Fund, for analysis and monitoring by the Fund’s derivatives risk manager.

Regarding the Fund’s Value-at-Risk (“VaR”) testing, the Fund believes that using the common shares of Tesla, Inc. (NASDAQ: TSLA) is the most appropriate designated reference portfolio for the Fund’s VaR testing. Rule 18f-4 mandates VaR calculations for the purposes of estimating potential losses on an instrument or a portfolio (expressed as a percentage of the value of the portfolio’s net assets) over a specified time horizon at a given confidence level.1 The rule further provides that any VaR model used by a fund must, among other requirements, take into account and incorporate all significant, identifiable market risk factors associated with a Fund’s investments.2 The rule requires that a fund comply with a “relative” VaR test, unless the derivatives risk manager reasonably determines that a designated reference portfolio does not provide an appropriate reference portfolio for the relative VaR test, taking into account the fund’s investments, investment objectives, and strategy.3 A “designated reference portfolio” is defined under Rule 18f-4 as:

[1]	17 C.F.R. 270.18f-4(c)(2).

[2]

Such data will include, equity price risk, interest rate risk, credit spread risk, material risks arising from nonlinear price characteristics of the fund’s investments, including options, and the sensitivity of the market value of the fund’s investments to changes in volatility, among others. See id.

[3]

If a fund makes such determination, it must then comply with an “absolute” VaR test. A fund satisfies the relative VaR test if its portfolio VaR does not exceed 200% of the VaR of its designated reference portfolio and will satisfy the absolute VaR test if its portfolio VaR does not exceed 20% of the value of the Fund’s net assets. Id.

“a designated index or the fund’s securities portfolio. Notwithstanding paragraph (2) of the definition of designated index of this section, if the fund’s investment objective is to track the performance (including a leverage multiple or inverse multiple) of an unleveraged index, the fund must use that index as its designated reference portfolio”.4

The Rule also defines “designated index” as:

“an unleveraged index that is approved by the derivatives risk manager for purposes of the relative VaR test and that reflects the markets or asset classes in which the fund invests and is not administered by an organization that is an affiliated person of the fund, its investment adviser, or principal underwriter, or created at the request of the fund or its investment adviser, unless the index is widely recognized and used. In the case of a blended index, none of the indexes that compose the blended index may be administered by an organization that is an affiliated person of the fund, its investment adviser, or principal underwriter, or created at the request of the fund or its investment adviser, unless the index is widely recognized and used.”5

The Fund’s derivatives risk manager believes TSLA is the most appropriate benchmark for the Fund and using TSLA as the designated reference asset for a relative VaR calculation is consistent with the principles and intent of Rule 18f-4, notwithstanding the use of the term “index” contained in the rule. Rule 18f-4 does not explicitly contemplate the designated reference asset for a fund with single issuer exposure. However, the definition of “designated index” in Rule 18f-4 specifies that the designated index should “reflect the markets or assets classes in which the fund invests.”6 In addition, in references to VaR calculations, the Staff refers to the term “benchmark” and market “index” interchangeably in the adopting release for Rule 18f-4.7 Through its options portfolio, shareholders will experience hedged market exposure to the price return of an unaffiliated “benchmark” (the common stock of Tesla, Inc.). The Fund believes that expanding the designated reference portfolio beyond this benchmark could result in a less accurate measure of the Fund’s derivatives risk.

[4]	Id.

[5]	Id.

[6]	Id.

[7]	See Use of Derivatives by Registered Investment Companies and Business Development Companies Release No. IC-34084 at 89-128 (Feb. 14, 2021).

Comment 5 – General

Please confirm to the Staff that the Fund will comply with Rule 6c-11 of the 1940 Act upon effectiveness and that the Registration Statement includes the necessary disclosure to be in compliance with Rule 6c-11 and the requirements of Form N-1A.

Response to Comment 5

The Fund confirms it will comply with the requirements of Rule 6c-11 and Form N-1A.

Comment 6 – Principal Investment Strategies

The Staff notes it has previously given comments to two funds of Innovator, specifically the Innovator Buffer Step Up Strategy ETF and the Innovator Power Buffer Step Up Strategy ETF. To the extent elements of the options strategy for this Fund is similar to those filings, please revise the Fund’s disclosure as necessary. For example, the Staff notes that sought-after gains and loss protection should be clarified to include what that means for a specific investor, that the investment objective be revised to provide that potential gain and loss protection will be reduced by applicable fees, and that prominent disclosure be added to the investment strategy so assist a reasonable investor in understanding the operationality of the Fund, among other items.

Response to Comment 6

The Fund confirms it has made the requisite disclosure updates in accordance with prior comments given by the Staff, as reflected in the updated preliminary prospectus attached in Exhibit A.

Comment 7 – Redemption and Issuance of Creation Units

An ETF may only suspend the redemption of creation units in accordance with section 22(e) of the 1940 Act and may only suspend the issuance of creation units for a limited time and only due to extraordinary circumstances. Please see Securities and Exchange Commission Release Nos. 33-10795; IC- 33646 at pages 56-59 (Sept. 25, 2019). As the Commission has noted, “an ETF that suspends the issuance or redemption of creation units indefinitely, could cause a breakdown of the arbitrage mechanism resulting in significant deviations between market price and NAV per share.” See id. Given that the Fund’s investment objective involves gaining market exposure to a single common stock, please supplementally address whether the Fund will be able to continue to issue and redeem creation units where there exist market, regulatory or other issues affecting the liquidity, trading, settlement and/or valuation of such common stock. Has the Fund considered specific circumstances, including some that may not be extraordinary, that may require suspending creation or redemptions? Where applicable, please describe considerations with respect to the issuance of creation units separately from considerations with respect to the redemption of creation units. Please also include the following in your analysis: if the Fund achieves its intended exposure indirectly through other instruments (for example options or swaps), a description of how the analysis differs, for example, if there are issues affecting the liquidity of a single security that would impact the Fund’s ability to create or redeem, how would the impact differ when the Fund is exposed to such single security directly. Explain to the Staff how the Fund will be able to create and redeem Fund shares and achieve its investment objective if trading in Tesla has been halted.

Please supplementally provide a description of the monitoring or other mechanisms that will be implemented to ensure that such market, regulatory or other issues do not impact the Fund’s ability to create and redeem creation units. In addition, please provide a description of the considerations board of directors and investment adviser gave to the appropriateness of the Fund’s investment objective and strategy given the narrow market exposure and potential issues with issuing and redeeming creation units.

Relatedly, has the Fund discussed listing this product with any exchanges. If yes, which exchanges and have those exchanges expressed any concerns with listing the Fund.

Response to Comment 7

The Fund acknowledges the requirements regarding the permissible circumstances for a fund to suspend the issuance or redemption of a creation unit and notes that it will comply with the requirements of Section 22(e) and Rule 6c-11.8 The Fund reviewed a wide range of single common stocks for the purposes of developing the Fund’s investment strategy. The Fund and portfolio managers considered only seasoned issuers with identified track records of high trading volume in order to minimize the investment risks of exposure to a singer issuer presented by the Staff. The Fund identified TSLA as having the most liquid options market of any single stock issuer trading in the U.S. Since January 1, 2022, option contracts on TSLA have traded at an average of approximately 1.27 million contracts per day, with FLEX Options consisting of approximately 1.5% of the daily options contracts traded.9 As a comparison, since January 1, 2022, option contracts on the SPDR® S&P 500® ETF Trust (“SPY”) have traded at an average of approximately 6.8 million contracts per day, with FLEX Options consisting of approximately 0.2% of the daily options contracts traded.10 The Adviser presented these attributes of TSLA to the Trust’s Board for its consideration of the Fund’s ability to implement its investment strategy.

[8]

Section 22(e) of the 1940 Act generally provides that no registered investment company may suspend redemptions for more than seven days. See 15 U.S.C. § 80a-22. Section 22(e) then goes on to detail three exceptions to this general prohibition, including “for any period during which an emergency exists as a result of which (A) disposal by the company of securities owned by it is not reasonably practicable or (B) it is not reasonably practicable for such company fairly to determine the value of its net assets”, among other reasons. Id. at § 22(e)(2). Such other reasons include for any period during which the New York Stock Exchange is closed (other than customary weekend and holiday closings) and for such other periods as the Commission may permit (by order) for the protection of security holders of the company. The Commission is authorized to issue rules and regulations to determine the conditions under which an emergency shall be deemed to exist under Section 22(e). The Commission issued Rule 6c-11, and in it detailed the conditions under which redemptions may be postponed. See 17 C.F.R. § 270.6c-11(b)(4). In the adopting release, the Commission provided “we believe that an ETF generally may suspend the issuance of creation units only for a limited time and only due to extraordinary circumstances, such as when the markets on which the ETF’s portfolio holdings are traded are closed for a limited period of time.” Exchange-Traded Funds, Release No. IC-33646 at 58 (Sept. 26, 2019). The Commission noted that commentators requested it provide clarification regarding specific circumstances under which an ETF may suspend creations, however the Commission declined to provide such clarification. See id.

[9]	Source: Bloomberg L.P.; The Chicago Board Options Exchange.

[10]

Id. As indicated, more FLEX Options contracts are currently traded with TSLA as the reference asset (approximately 20 thousand per day on average) than there are traded for SPY (approximately 13 thousand per day on average).

A lack of market trading in the underlying reference asset of the Fund’s FLEX Options would have a negative impact on the Fund’s ability to operate pursuant to its principal investment strategies. The Fund believes that declines in the liquidity TSLA would likely result in similar declines in the options market for TSLA, including FLEX Options. If trading in TSLA were halted, the Fund would expect that the options market for TSLA would also be unavailable and would therefore negatively impact the Fund’s ability to both issue and redeem any creation units that included TSLA FLEX Options. The Fund notes it has reviewed TSLA’s trading history and there have been minimal trading halts since listing, the most impactful of which were the circuit breaker halts during the COVID-19 shock in 2020 (which would have impacted ETFs broadly) and for approximately 1.5 hours in August 2018. Based on this history, the Fund does not expect that it will be required to discontinue the issuance and redemption of creation units. The Fund would anticipate consulting with its listing exchange and the Staff in order to determine the best course of action with respect to the issuance and redemption of creation units in the event the market for TSLA FLEX Options was not available. For example, if the inability to trade TSLA FLEX Options is perceived by the Fund to be temporary in nature, the Fund may determine, in consultation with the listing exchange and the Staff, to temporarily suspend the issuance of creation units, while retaining redemption baskets and trading in the Fund shares on the exchange. The Fund notes it would also, under the terms of Section 22(e) of the 1940 Act, have 7 days to effectuate the redemption of Fund shares. If the TSLA options market disruption was perceived to be extended in nature, the Fund would consult the Staff regarding the Fund’s options with regards to the creation unit mechanism. The Fund may also, in consultation with the Board, consider other alternatives for the Fund, including an amendment to the investment objective and/or principal investment strategies (each of which are non-fundamental policies of the Fund) or the liquidation of the Fund. The Fund believes this circumstance would be no different than that of other funds that have been, on a temporarily basis, unable to invest in the necessary instruments and/or markets to achieve its principal investment strategies. While Rule 6c-11’s adopting release expressed concern regarding an ETF that suspends the issuance or redemption of creation units indefinitely, the circumstances in which the Fund believes that it would suspend creation orders as described above would be a temporary phenomenon and would not be expected to lead to rejections of purchase orders for any significant period of time. In recognition of the risks presented by the above, the Fund has added a new “Trading Halt Risk” risk factor to the prospectus, as reflected in Exhibit A.

The Fund and portfolio managers considered whether other factors relating to the Fund’s principal investment strategy that relies on investment exposure to a single issuer could affect the ability of the Fund to issue and redeem creation units. In this regard, no other unique issues were identified outside of the standard market disruption events that may cause the suspension of trading in TSLA options and the issuance and redemption of creation units.

For the purposes of monitoring the ability to conduct creation and redemption units, similar to other exchange-traded funds, the Fund does not provide a guarantee that a trading market for the Fund’s portfolio constituents will always be available. However, the Fund and its portfolio managers will employ a market monitoring system similar to that of other funds managed by Innovator. In general, the Fund expects that creation and redemption capabilities will be available at any time the market for options that reference TSLA is open for trading. In addition, the Fund will monitor market availability for the Fund’s options package from the time that a creation or redemption order is placed until the settlement of the order at the end of the day. Specifically, the Fund will monitor the market availability of the options package with the call option terms that exists in the Fund’s portfolio. To the extent a trading halt on TSLA options contracts occurs between the time of creation or redemption order and settlement, the Fund may determine to continue or suspend a creation order, as described above.

The Fund has held conversations with the proposed listing exchange for the Fund and has not been notified of any listing standards issues relating to the Fund.

Comment 8 – Fund Name

The Staff notes the term “Tesla” is included in the Fund’s name. The Staff notes Rule 35d-1 requires a RIC with a name suggesting a company focuses on a particular type of investment, to invest at least 80% of its assets in the type of investment suggested by the Fund’s name. The Fund’s name includes Tesla, a company issuing a type of equity security. In the Staff’s view the Fund’s name suggests to a reasonable shareholder that the Fund focuses on investing in the issuer Tesla, Inc., and therefore triggers Rule 35d-1. Please explain to the Staff, given the investment strategy, how is it appropriate to have the name “Tesla” in the Fund in compliance with Rule 35d-1. The Staff notes the Fund invests 80% of its assets in U.S. Treasuries.

Response to Comment 8

The Fund does not believe the use of the term “Tesla” in the Fund’s name is materially deceptive or misleading. The Fund’s principal investment strategy is dependent on the Fund’s investment exposure to the price performance of TSLA. Rule 35d-1 requires that if a Fund has a name suggesting investment in certain investments or industries, that the Fund adopt a policy to invest at least 80% of the value of its assets in the particular type of investment suggested by the Fund’s name. While the Fund does not invest 80% of its assets in securities of TSLA, the Fund believes that the general intent of Rule 35d-1 is satisfied by the Fund. The Commission provided in the adopting release of Rule 35d-1 that an investment company may use instruments in the 80% basket if such instrument has economic characteristics similar to the securities included in that basket.11 As applied to the Fund, while approximately 80% of the Fund will be directly invested in U.S. Treasuries, the Fund’s performance attributes – the upside participation and downside participation - is based principally upon the price return of Tesla, Inc., which in turn is derived from the Fund’s options portfolio referencing TSLA. The Fund believes that because the economic performance of the Fund is principally derived from its options contracts on TSLA and it is appropriate to include “Tesla” in the name of the Fund.

Notwithstanding the above, the Fund proposes to revise its name to be “Innovator Hedged Tesla Strategy ETF”. The inclusion of the term “Strategy” in the name is consistent with the name formulations used by other ETFs in reference to the indirect investment exposures that formulate their respective principal investment strategies.12

Comment 9 – General

Please include a footnote to either the Fund’s schedule of investments or financial statement explaining where investors can view the underlying company’s financial statements.

Response to Comment 9

Pursuant to the Staff’s comment, the Fund will include the requested reference to the availability of Tesla, Inc.’s financial statements in the Fund’s “Financial Highlights” section.

Comment 10 – Fee Table

The Staff requests the second sentence of the “Fees and Expenses of the Fund” subsection be bolded to be consistent with the requirements of Item 3 of Form N-1A. The Staff requests the Funds explain why the “Distribution and Service Fees” and “Other Expenses” are 0% in the fee table. Please confirm supplementally to the Staff that the Fund does not currently have a 12b-1 plan.

[11]	See Investment Company Names, Investment Company Act Release No. IC-24828 at n. 13 (Jan. 17, 2001).

[12]

See e.g., ProShares Bitcoin Strategy ETF; Valkyrie Bitcoin Strategy ETF; VanEck Bitcoin Strategy ETF; iShares Commodity Dynamic Roll Strategy ETF; Simplify Macro Strategy ETF; Simplify Gold Strategy ETF; and Simplify Commodity Strategy ETF.

Response to Comment 10

The Fund has revised the disclosure in accordance with the Staff’s comment, as reflected in Exhibit A. The “Distribution and Service Fees” are listed at 0% in the fee table because the Funds do not have a 12b-1 plan. Additionally, the “Other Expenses” are listed at 0% because that is the estimated expense level each Fund expects to incur in the current fiscal year, and is noted as such in accordance with the requirements of Form N-1A.

Comment 11 – General

The Staff notes that certain service providers of the Fund (such as transfer agent and the custodian) are contracting with the Fund under the Trust to pay for these services. Explain in supplemental correspondence whether the Fund can be held liable for those expenses in the event of a default by the Adviser. If the Fund can be held accountable, the Staff requests an explanation for the accounting for those services.

Response to Comment 11

The Trust, on behalf of the Fund, pays the compensation of the Fund’s service providers by way of payment of a unitary fee to the Adviser. The Adviser, on behalf of the Fund, pays the Fund’s ordinary operating expenses, including amounts due to the Fund’s service providers (such as the administrator, custodian and auditor). In essence, the Adviser facilitates payment of the Fund’s ordinary operating expenses, while the Fund accrues and bears those expenses in an amount equal to the unitary fee. The Adviser would only directly bear the Fund’s ordinary operating expenses if the assets of the Fund, and therefore the amount of the unitary fee, were too small to cover the aggregate amount of the Fund’s ordinary operating expenses in a year. In this way, the unitary fee arrangement is economically equivalent to an expense cap, which involves an investment adviser agreeing to waive all or a portion of its advisory fee and/or reimburse the Fund for ordinary operating expenses that exceed an agreed-upon level. In both instances, the Fund bears its own ordinary operating expenses, but only to the extent of a specified amount.

Comment 12 – Fund Name

The Staff notes the Fund has not received any permission from Tesla, Inc. to use its name throughout the Registration Statement. Please explain to the Staff how this complies with applicable law, including the federal securities laws and intellectual property laws. Please explain to the Staff why the Fund does not have risk disclosure concerning liability that could exist since the Fund has not obtained permission from Tesla.

Response to Comment 12

The Fund believes it is in compliance with the federal securities laws and intellectual property laws in connection with its disclosure of Tesla, Inc. The Fund notes that it is an actively-managed fund (and not an index tracking fund) and in this regard the Fund is not aware of any licensing requirements under intellectual property laws. The Fund’s use of “Tesla, Inc.” throughout the Registration Statement is in reference to its underlying exposure and is included for disclosure purpose in response to the requirements of Form N-1A under the 1940 Act. This approach is similar to the manner in which other funds reference their underlying exposure, including single issuers, funds and indices, in other registration statement filings. In addition, the Fund’s disclosure relating to Tesla, Inc. is consistent with numerous structured products registered under the 1933 Act that have exposure to Tesla, Inc.13

[13]

See e.g., JPMorgan Chase Financial Company LLC (Registration Statement Nos. 333-236659 and 333-236659-01; Rule 424(b)(2) (filed March 16, 2022)); Morgan Stanley Finance LLC (Registration Statement Nos. 333-250103; 333-250103-01; Rule 424(b)(2) (filed February 22, 2022)).

The Fund notes that it complies with the requirements of Rule 6c-11 of the 1940 Act, Rule 140 of the 1933 Act and the MS Letter (as defined below) and directs the Staff to the responses to Comments 13 and 17 below.

Comment 13 – Principal Investment Strategies

Explain to the Staff how the Fund and its options investments are consistent with Morgan Stanley & Co., Inc. No-Action Letter (May 21, 1996) (the “MS Letter”).

Response to Comment 13

The Fund has reviewed the MS Letter and believes that the disclosure principles described in the letter as it relates to a reference underlying securities issuer (“Reference Asset Securities”) should apply equally to the Fund.14 The MS Letter provides conditions to determine whether complete financial and non-financial information regarding Reference Asset Securities is required to be disclosed.15

Specifically, the MS Letter provides that “complete disclosure is not required to be set forth in the filings of the issuer of the Exchangeable Securities where there is sufficient market interest and publicly available information regarding the issuer of the Underlying Securities.” The MS Letter then concluded that sufficient market interest and publicly available information exists where the Reference Asset Securities: (1) has a class of equity securities registered under section 12 of the Exchange Act of 1934, as amended (the “1934 Act”); and (2) is either (i) eligible to use Form S-3 or F-3 under the Securities Act of 1933, as amended (the “1933 Act”) for a primary offering of non-investment grade securities or (ii) meets the listing criteria that an issuer of the Reference Asset Securities would have to meet if the class of Exchangeable Securities was to be listed on a national securities exchange as equity linked securities.

[14]

The MS Letter contemplated an offering of “Exchangeable Securities”, specifically a registered offering of Exchangeable Securities, on either an optional or mandatory basis, in exchange for the equity securities (or the cash value thereof) of another issuer.

[15]

In the MS Letter, the Division of Corporate Finance provided that “complete financial statement and non-financial statement disclosures regarding the issuer of Underlying Securities is material to investors at the time of both the initial sale of the Exchangeable securities and on a continuous basis thereafter . . . . Since an investor’s return on Exchangeable Securities depends materially on the market performance of the Underlying Securities, holders of the Exchangeable Securities should be provided with full and fair disclosure about the issuer of the Underlying Securities.”

In this regard, if sufficient market interest and publicly available information is deemed to be available for the Reference Asset Securities, the MS Letter provides that the issuer may include abbreviated disclosure about the issuer of the Reference Asset Securities primarily by referencing disclosure that is separately available in its registration statement under the 1933 Act and periodic reports under the 1934 Act. As set forth in the MS Letter, abbreviated disclosure should include at least: (1) a brief discussion of the business of the issuer of the underlying securities; (2) disclosure about the availability of information with respect to the issuer of the Reference Asset Securities; and (3) certain information concerning the market price of the Reference Asset Securities.

An investor’s return on the Fund’s securities depends principally on the market performance of the reference asset of the Fund’s FLEX Options, TSLA.16 . The Fund acknowledges that full and fair disclosure about Tesla, Inc. is material to an investor in the Fund. However, the Fund believes that there is sufficient market interest and publicly information regarding TSLA, consistent with the MS Letter, such that financial and non-financial information regarding TSLA should not be required in the Registration Statement. Specifically, TSLA is registered under Section 12 of the 1934 Act, and Tesla, Inc. is eligible (and does) file on registration statements on Form S-3. Accordingly, pursuant to the parameters enumerated in the MS Letter, there is deemed to be sufficient market interest and publicly available information and the Fund may include abbreviated disclosure in its Registration Statement as it relates to Tesla, Inc. The Fund believes that disclosure regarding the underlying reference asset beyond the information that is required of the MS Letter is unnecessary as there is sufficient market interest and publicly available information regarding Tesla, Inc. for investors to properly and fully evaluate the character of the Fund’s securities. The Fund notes that this approach Fund is consistent with that of other investment companies seeking exposures to a single issuer common shares.17

Comment 14 – Principal Investment Strategies

The Staff notes this Fund is unique and requests the Fund make it clear that the Fund does not invest directly in Tesla in the first paragraph of the principal investment strategies, such that a reasonable investor may understand.

Response to Comment 14

The prospectus has been updated in accordance with the Staff’s comment as reflected in Exhibit A.

[16]

The Fund notes that Exchangeable Securities in the MS Letter were both optional or mandatory, and could be settled for the specific equity security or the cash value thereof. In this regard, the Fund does not believe that the Exchangeable Securities are materially different in character than the Fund’s FLEX Options.

[17]	See Precidian ETFs Trust Post-Effective Amendment No. 49 (File Nos. 333-171987) (June 14, 2017).

Comment 15 – Principal Investment Strategies

The Staff requests the Fund briefly clarify the purpose of the Fund’s Treasury Portfolio in the principal investment strategies such that a reasonable investor may understand its purpose.

Response to Comment 15

The prospectus has been updated in accordance with the Staff’s comment as reflected in Exhibit A.

Comment 16 – Principal Investment Strategies

The Staff notes the Fund provides “The Options Portfolio will consist of exchange listed options contracts on TSLA, including FLexible EXchange® Options (“FLEX Options”).” Is the Fund only going to utilize FLEX Options or will there be other options contracts used for purposes of the Fund’s principal investment strategies. Please advise or revise.

Response to Comment 16

The Fund intends to only use FLEX Options as part of its principal investment strategies. Accordingly, it has revised the prospectus in accordance with the Staff’s comment as reflected in Exhibit A.

Comment 17 – General

The Staff requests the Fund supplementally explain to the Staff why Tesla, Inc. should not be considered a co-registrant under Rule 140 of the 1933 Act.

Response to Comment 17

Tesla, Inc. should not be considered a co-registrant under Rule 140 of the 1933 Act. Rule 140 provides:

“A person, the chief part of whose business consists of the purchase of the securities of one issuer, or of two or more affiliated issuers, and the sale of its own securities . . . to furnish the proceeds with which to acquire the securities of such issuer or affiliated issuers, is to be regarded as engaged in the distribution of the securities of such issuer or affiliated issuers within the meaning of section 2(11) of the [1933 Act].”

Rule 140 only applies to the extent that the “chief part” of a company’s business consists of selling its securities and utilizing the proceeds to purchase the securities of a single issuer or affiliated issuers. Rule 140 does not set forth any standard for identifying the “chief part” of the issuer’s business. However, the Staff has provided that “chief part” indicates an investment of greater than 45% of a fund’s assets in the securities of a particular issuer.18 The Fund is investing in options that reference Tesla, Inc., not directly in the securities of Tesla, Inc. In addition, the Fund will not purchase any securities directly from Tesla, Inc. The Fund will not invest over 45% of its assets in the securities of Tesla, Inc. Approximately 20% of the Fund’s assets will be used to invest in FLEX Options that reference Tesla, Inc., and the remaining net assets of the Fund will be invested in U.S. Treasury securities. The Fund’s investments will therefore be below the 45% threshold previously detailed by the Staff.

[18]	See FBC Conduit Trust I, SEC No-Action Letter (Oct. 6, 1987).

Comment 18 – General

The Staff requests the Fund supplementally explain to the Staff why the Fund should not be considered to be engaged in the distribution of any securities issued by Tesla, Inc.

Response to Comment 18

The Fund will not be engaged in the distribution of Tesla, Inc within the meaning of Section 2(11) of the 1933 Act. As a preliminary matter, the Fund will not acquire any shares of Tesla, Inc. The FLEX Options utilized by the Fund to gain exposure to the price return of the shares of Tesla, Inc. will be cash-settled, and the Fund does not intend to deliver or take delivery of the securities at any point. However, even if the Fund were to directly acquire the shares of Tesla, Inc., it would not be engaged in the distribution of shares of Tesla, Inc. under section 2(11) of the 1933 Act or Rule 140. Section 2(11) requires that in order to meet the definition of an underwriter, the purchase of securities must be from an issuer or such sale must be for an issuer. The Fund will not acquire any shares of Tesla, Inc. directly from Tesla, Inc. and it will not engage in a sale of securities for Tesla, Inc., whose shares are currently publicly offered.

Comment 19 – Principal Investment Strategies

The Staff requests, in supplemental correspondence, an explanation as to why the Fund intends to use FLEX Options versus standardized options. Since this is a typical hedged equity strategy, why is the Fund using FLEX Options rather than standardized exchange-traded options. The Staff notes FLEX Options can have more risks and be less liquid. Please also explain why FLEX Options are being used in light of the resetting of the Fund’s options portfolio. The Staff also notes that FLEX Options have more attendant risks than standardized exchange-traded options.

Response to Comment 19

Innovator believes that FLEX Options provides the Fund and shareholders with the opportunity for more favorable pricing and option terms. FLEX Options on the reference asset (TSLA) are exchange-traded and are viewed by Innovator and other market participants as a subset of other listed options with no difference in underlying liquidity. While FLEX Options are traded differently than standardized options contracts, Innovator believes that liquidity in the FLEX Options market for TSLA is sufficiently liquid. Every FLEX Option order submitted to Cboe options exchanges is exposed to a competitive auction process for price discovery. The process begins with a request for quote (“RFQ”) in which the interested party establishes the terms of the FLEX Options contract.  The RFQ solicits interested market participants, including on-floor market makers, remote market makers trading electronically, and member firm traders, to respond to the RFQ with bids or offers through a competitive process. This solicitation contains all of the contract specifications—underlying, size, type of option, expiration date, strike price, exercise style and settlement basis.  During a specified amount of time, responses to the RFQ are received and at the end of that time period, the initiator can decide whether to accept the best bid or offer. The process occurs under the rules of Cboe options exchanges which means that customer transactions are effected according to the principles of a fair and orderly market following trading procedures and policies developed by Cboe options exchanges. Through its existing defined outcome series of funds, Innovator has successfully utilized FLEX Options without liquidity or pricing issues. The Fund’s portfolio managers’ experience with FLEX Options has been such that there exists a natural incentive for options market makers to provide liquidity and pricing for FLEX Options as a way to arbitrage against other available option contracts on the same underlying instrument.

Comment 20 – Principal Investment Strategies

The Staff suggests the Fund consider adding an example to help a reasonable investor understand how the Fund’s investment strategy works.

Response to Comment 20

The Fund respectfully declines to add an example to the Principal Investment Strategies. The Fund notes no such example is required under Form N-1A. Further, the Fund does not believe, in light of its investment strategy, that any included graphic would provide a reasonable investor with meaningful information regarding how the Fund’s investment strategy will work. Notwithstanding the above, the Fund has included a breakdown of the Fund’s proposed holdings in its Principal Investment Strategies to help a reasonable investor understand the operationality of the Fund, as shown in Exhibit A.

Comment 21 – Principal Investment Strategies

The Staff requests to the extent the Fund discloses that there are gains or sought-after protection, please make it clear that such gains or protection is not guaranteed so that a reasonable investor may understand.

Response to Comment 21

The prospectus has been revised in accordance with the Staff’s comment, as reflected in Exhibit A.

Comment 22 – Principal Investment Strategies

The Staff notes the third paragraph of the Fund’s principal investment strategies details that the Fund uses options to protect against Tesla losses. However, the Staff believes there is a missing component as to why the Fund is doing that in pursuing the investment objective and what is ultimately important to the investor. The Staff requests that additional disclosure be added so that a reasonable investor may understand what the Fund’s goals are and experience a shareholder will have with respect to the Fund’s NAV versus the price movements of Tesla. While this concept is explained later in the prospectus, the Staff believes this needs to be made more clear earlier in the principal investment strategies.

Response to Comment 22

The prospectus has been revised in accordance with the Staff’s comment, as reflected in Exhibit A.

Comment 23 – Principal Investment Strategies

The Staff notes the Fund’s principal investment strategies provide “The limits to the upside performance of the Fund could be more or less, depending on prevailing market conditions at the time the Fund enters into the options contracts.” The Staff believes that by providing “more” it could suggest to a reasonable shareholder that you could achieved something above the strike price of the option contracts which is impossible. Please revise for clarity. Are there any rules of thumb that the Funds will use, will more volatility result in less upside participation?

Response to Comment 23

The prospectus has been revised in accordance with the Staff’s comment, as reflected in Exhibit A.

Comment 24 – Principal Investment Strategies

Please consider revising and splitting into multiple paragraphs or bullets to make easier for reasonable shareholder to comprehend. The Staff requests the Fund enhance the disclosure regarding the operationality of the sought-after 20% protection and make clear that it may not necessarily be achieved. Additionally, why does the Fund describe losses using the term “approximately”? Explain why Innovator has not used a firm sought-after goal for downside protection. Please clarify the measuring period for the downside protection; is it only for a three month period (i.e., at expiration)? Does it work like a defined outcome fund in that respect; please revise for clarity. How long does a shareholder have to hold shares of the fund to realize protection? Please clarify. Is the 20% protection provided from the Fund’s NAV at the start of each 3-month period; what happens to an investor who buys-in after that period? Please provide clarity so that an investor understands what they are entitled to based on when they buy or sell into the Fund. Please provide clarity with respect to the reduction of the sought-after 20% protection and any gains by applicable fees.

Response to Comment 24

The disclosure has been revised in accordance with the Staff’s comment, as reflected in Exhibit A. In regards to the Fund’s usage of the term “approximately”, the Fund notes that the Fund is actively-managed and that from period to period the specific level of investment in U.S. Treasuries may vary slightly depending on the pricing of the FLEX Options. The Fund has included revised disclosure to appropriately clarify this point.

Comment 25 – Investment Objective

The Staff requests that to the extent you don’t include the management fee to investment objective, please explain to the Staff why that is appropriate. The same comment applies for the principal investment strategies.

Response to Comment 25

The Fund will not include the specific management fee in its investment objective or its principal investment strategies, however it will include a reference that the upside potential and downside protection offered by the Fund is provided before the Fund’s annual management fee (and other fees) and that it will be reduced by management fee. The Fund believes that the inclusion of a specific numbers in the investment objective will be misleading to shareholders or suggest that it will be constant.

Comment 26 – General

How will Innovator advise shareholders and the Commission of changes to the sought-after 20% protection.

Response to Comment 26

The Fund does not seek to produce pre-determined investment outcomes based upon the performance of an underlying security over a specified period of time. Rather, it provides upside participation to the price return of a reference asset (TSLA) subject to a maximum potential gain, and provides downside protection via its Treasury Portfolio. The sought-after protection of an approximately 20% floor is based upon the percentage of the Fund’s NAV invested in treasury securities and is measured from the Fund’s NAV on the day the Fund’s options portfolio is reset. Innovator does not believe that ongoing disclosure of this specific starting point is necessary and does not intend to provide ongoing protection level information to shareholders in the same manner that is currently done for their defined outcome suite of funds.

Comment 27 – Principal Investment Strategies

Please advise the Staff if the 20% sought-after protection is constant or if it is subject to change. If it is subject to change, when would it change? Could the sought-after protection be changed internally during a three-month period or will it remain constant? Please advise and revise as necessary.

Response to Comment 27

The sought-after protection of an approximately 20% floor is set at the beginning of each three-month period, and will not change from period to period. However, during the period the floor will depend on the percentage of the Fund’s NAV invested in treasury securities, specifically with any change in the value of the treasury securities the floor provided will similarly change. The Fund has revised its disclosure, as reflected in Exhibit A, to provide additional clarity.

Comment 28 – Principal Investment Strategies

Please explain and provide greater clarity to an investor when such investor would not receive the 20% sought-after protection (i.e., market movements).

Response to Comment 28

The Fund has revised the disclosure in accordance with the Staff’s comment as reflected in Exhibit A.

Comment 29 – Principal Investment Strategies

The Staff requests the Fund clarify what ramifications an investor will experience based on when such investor buys in to or sells out of the Fund (i.e., limited ability to experience gains or downside protection). Please ensure the principal risks contemplates this disclosure as well.

Response to Comment 29

The Fund has revised the disclosure in accordance with the Staff’s comment as reflected in Exhibit A.

Comment 30 – Principal Investment Strategies

The Staff notes the following disclosure:

Historically, the upside has been limited to a range of approximately 13.56% to 33.22% per quarter with an average limit on upside performance of approximately 22.17% per quarter over the last five years.

The Staff believes this seems similar to back-tested performance and requests the Fund either delete this reference or explain to the Staff why it is not misleading and what historical data is specifically being referenced.

Response to Comment 30

The Fund notes that it does not believe that including this information is materially misleading. The above-referenced disclosure is included to provide investors and potential investors with an idea of what upside potential the Fund may have on any given quarter.19 The Fund has revised the above-referenced disclosure (as reflected in Exhibit A) and bolded certain disclosure to provide further clarity so that a reasonable investor may understand.

Comment 31 – Principal Investment Strategies

The Staff notes the Fund provides “The Fund seeks to implement an investment strategy that provides protection from significant declines in the price of TSLA, such that losses will be limited to the amount of the Options Portfolio and declines, if any,  in the performance of the Fund’s U.S. Treasury Bills over each successive period of approximately three months.” Why is “approximately three months” used? Please clarify and revise.

Response to Comment 31

The Fund has revised the disclosure in accordance with the Staff’s comment as reflected in Exhibit A.

Comment 32 – Principal Investment Strategies

In considering the resetting of the Fund’s Options Portfolio, please clarify what the portfolio managers consider in the review process (i.e., volatility). The Staff requests more detail about what the portfolio managers review consists of using a plain English description so that a reasonable investor may understand.

Response to Comment 32

The Fund has revised the disclosure in accordance with the Staff’s comment as reflected in Exhibit A.

Comment 33 – Principal Risks

The Staff notes the following disclosure:

19

The Fund notes that this disclosure is similar to that provided in the JPMorgan Hedged Equity Fund (File No. 333-103022), which provides “[t]he put option spread is generally maintained at a level intended to protect the Fund from a decrease in the market of 5% to 20%, with potential upside generally capped at 3.5-5.5%. The upside cap could be more or less depending on market conditions. The options are systematically reset on at least a quarterly basis to better capitalize on current market conditions and opportunities while seeking to provide predict-able returns in all market cycles.”

“The value of the FLEX Options does not increase or decrease at the same level of TSLA’s share price on a day-to-day basis (although they generally move in the same direction).”

The Staff requests this information is prominently disclosed in the Fund’s principal risks.

Response to Comment 33

The Fund has revised the disclosure in accordance with the Staff’s comment as reflected in Exhibit A.

Comment 34 – Principal Investment Strategies

The Staff notes the following disclosure:

“However, as a FLEX Option approaches its expiration date, its value typically will increasingly move with the value of TSLA.”

The Staff requests the Fund add clarification that this is not guaranteed.

Response to Comment 34

The Fund has revised the disclosure in accordance with the Staff’s comment as reflected in Exhibit A.

Comment 35 – Principal Risks

The Staff notes the following disclosure in the introduction to the Funds’ principal risks:

“The order of the risk factors set forth below does not indicate the significance of any particular risk factor.”

The Staff requests this disclosure be deleted and that the risks be prioritized in order of importance and not alphabetically, consistent with former Director of Division of Management Dalia Blass’ October 25, 2018 remarks. Please confirm that the order of the risks is prioritized in order of importance in supplemental correspondence to the Staff.

Response to Comment 35

The Fund has revised the disclosure in accordance with the Staff’s comment as reflected in Exhibit A. The Fund confirms the order of risks is prioritized in order of importance and not alphabetically.

Comment 36 – Principal Risks

The Staff requests a separate risk factor be added with respect to the sought-after 20% protection or that the Fund explain to the Staff why the Fund believes the existing disclosure is sufficient and appropriate.

Response to Comment 36

The Fund has revised the disclosure in accordance with the Staff’s comment as reflected in Exhibit A.

Comment 37 – Principal Risks

The Staff requests the Fund enhance the risks associated with Tesla Inc. The Staff notes that the Fund may be adversely affected by the performance of Tesla, Inc. and requests the Fund add company-specific risk information about Tesla, Inc. Please explain that the Fund invests in securities of one company via its options strategy. To the extent there are any concentration ramifications here those should be disclosed and any risk factors that arise as a result. Further, the Staff believes the Fund needs better clarity about the Fund’s concentration policy since all of its FLEX Options investments will be on Tesla, Inc.

Response to Comment 37

The Fund has revised its risk disclosure to enhance the risks associated with Tesla, Inc. as reflected in Exhibit A. However, the Fund notes that in accordance with the response to Comment 13, it is limited to the disclosures consistent with the principles of the MS Letter. The Fund has also revised its disclosure regarding its concentration policy in the prospectus and statement of additional information in accordance with the Staff’s comment.

Comment 38 – Principal Risks

The Staff notes the following disclosure in the Fund’s “Hedged TSLA Strategy Risk”:

“An investor may also realize different returns than TSLA if such investor does not stay invested in the Fund for the entirety of the tenure of the Fund’s options contracts.”

The Staff requests the Fund clarify what is meant by “tenure of the Fund’s options contracts.”

Response to Comment 38

The Fund has revised the disclosure in accordance with the Staff’s comment as reflected in Exhibit A.

Comment 39 – Principal Risks

The Staff notes the following disclosure in the Fund’s “No Affiliation with Tesla, Inc.” risk:

“Innovator has not made any due diligence inquiry with respect to TSLA in connection with this offering.”

The Staff believes this statement is overbroad and inconsistent with an investment adviser’s fiduciary duties. Please modify this sentence accordingly or explain to the Staff how this sentence is consistent with Innovator’s fiduciary duties

Response to Comment 39

The Fund has revised the disclosure in accordance with the Staff’s comment as reflected in Exhibit A.

Comment 40 – Principal Risks

The Staff notes the Fund’s “Clearing Member Default Risk” provides “[t]ransactions in some types of derivatives, including FLEX Options, are required to be centrally cleared”. Will the Fund invest in other types of derivatives than FLEX Options? If so, please revise to include and add corresponding disclosure in the principal investment strategies. If not, please revise.

Response to Comment 40

The Fund has revised the disclosure in accordance with the Staff’s comment as reflected in Exhibit A.

Comment 41 – Principal Risks

The Staff notes the Fund’s “Market Underperformance Risk” should be revised to indicate that underperformance should only exist when the price of TSLA is increasing, as the Fund will not underperform when the price of TSLA is falling.

Response to Comment 41

The Fund has revised the disclosure in accordance with the Staff’s comment as reflected in Exhibit A.

Comment 42 – Principal Risks

The Staff notes the following disclosure in the Fund’s “Liquidity Risk”:

“The Fund has the ability to utilize standard listed option contracts that reference TSLA in the event that market conditions are favorable to use such contracts, which may include, but is not limited to, periods of limited liquidity in FLEX Options that reference TSLA.”

Will the Fund utilize other options contracts or just FLEX Options? If this is a principal investment strategy, please add correlating principal investment strategy disclosure, and if this is not a principal investment strategy please relocate this to the SAI consistent with Items 4, 9 and 16 of Form N-1A.

Response to Comment 42

As indicated above, the Fund only intends to use FLEX Options. In accordance with the Staff’s comment, the above referenced disclosure has been removed from the prospectus as reflected in Exhibit A and has been added to the SAI consistent with the requirements of Form N-1A.

Comment 43 – Performance

In supplemental correspondence, please explain to the Staff how the performance information as required by Form N-1A will be disclosed. The Staff requests that in connection with this disclosure, each Fund ensures that an appropriate broad-based index will be disclosed, as required by Form N-1A, and that the information required by Item 4(b)(2)(iii) and Instruction 5 to Item 27(b)(7) is included. Please supplementally inform the Staff what each Fund’s appropriate broad-based index will be.

Response to Comment 43

The Fund will report its performance information in accordance with the requirements of Form N-1A. The Fund has a fiscal year end of October 31, meaning that the annual update to the Registration Statements will take place within 120 days of October 31. It is anticipated that this filing will made on the 120th day (on or about February 28). Therefore, in accordance with the requirements of Form N-1A, the performance information required by Item 4 of Form N-1A (and the instructions thereunder) will be provided as of the end of the most recent calendar year, and the Fund acknowledges that an appropriate broad-based index will be used in compliance with the requirements of Form N-1A. The Fund further acknowledges that providing only a single price index, with no reinvestment of dividends, is inconsistent with the requirements of Form N-1A. Accordingly, the Fund will provide performance information for both the total return and price return index of the broad-based market index, so that investors may more comprehensively compare the returns of the Fund against the appropriate index and in accordance with the requirements of Form N-1A. Pursuant to the requirements of Item 13 of Form N-1A, the Fund will disclose audited financial highlights information as of the end of the fiscal year. The broad-based index for the Fund will be the Nasdaq-100 Total Return Index.

Comment 44 – Statement of Additional Information

The Staff notes that non-principal investment strategies and risks should be relocated to the statement of additional information pursuant to Item 16 of Form N-1A.

Response to Comment 44

In accordance with the Staff’s comment, the disclosure has been moved to the statement of additional information.

Comment 45 – Investor Suitability

The Staff believes it would be appropriate to add suitability disclosure to help a reasonable investor understand who the Fund may be suitable for. The Staff leaves it to the discretion of the Fund where this information should be contained in the prospectus.

Response to Comment 45

The Fund has revised its prospectus to reflect suitability disclosure as reflected in Exhibit A. However, the Fund respectfully declines to add a suitability table (as included in the Innovator defined outcome funds) as it does not believe it is necessary or appropriate.

Comment 46 – Taxes

The Staff notes the Funds’ “Taxes on Distributions” subsection contemplates return of capital, specifically providing:

“In addition, the Fund may make distributions that represent a return of capital for tax purposes and thus will generally not be taxable to you; however, such distributions may reduce your tax basis in your Shares, which could result in you having to pay higher taxes in the future when Shares are sold, even if you sell the Shares at a loss from your original investment.”

Please explain supplementally to the Staff when distributions would be a return of capital or revise as necessary.

Response to Comment 46

The above referenced disclosure has been deleted in accordance with the Staff’s comment, as reflected in Exhibit A.

Comment 47 – Net Asset Value

The Staff notes the following disclosure:

“Exchange-traded options (other than FLEX Options) and futures contracts will be valued at the closing price in the market where such contracts are principally traded. If no closing price is available, they will be fair valued at the mean of their most recent bid and asked price, if available, and otherwise at their closing bid price. OTC options and futures contracts are fair valued at the mean of the most recent bid and asked price, if available, and otherwise at their closing bid price.”

The Staff notes this is the first reference to futures contracts. If these will be used as part of the principal investment strategies, please revise that section accordingly.

Response to Comment 47

The Fund will not use futures contracts as part of its principal investment strategies.

Comment 48 – Statement of Additional Information

The Staff notes the following disclosure in the “Creation and Redemption of Creation Units — Suspension of Creations” section of the Fund’s SAI:

“The Fund reserves the absolute right to reject a creation order transmitted to it if: (i) the order is not in proper form; (ii) the purchaser or group of related purchasers, upon obtaining the Creation Units of Fund shares ordered, would own 80% or more of the currently outstanding shares of the Fund; (iii) the required consideration is not delivered; (iv) the acceptance of the Fund Deposit would have certain adverse tax consequences; (v) the acceptance of the Fund Deposit would, in the opinion of the Fund, be unlawful; (vi) the acceptance of the Fund Deposit would otherwise, in the discretion of the Fund, Innovator and/or any sub-advisor, have an adverse effect on the Fund or the rights of the Fund’s Beneficial Owners; or (vii) there exist circumstances outside the control of the Fund that make it impossible to process purchases of Creation Units for all practical purposes.”

The Staff believes (iv) and (vi) should be deleted. The Staff notes the disclosure in question may be derived to previous exemptive relief given to ETF sponsors. However, in connection with Rule 6c-11, the Commission stated its believe that an ETF generally may suspend the issuance of creation units only for a limited time and only due to extraordinary circumstances, such as when the markets on which the ETFs portfolio securities are traded are closed for a limited period of time. See Exchange-Traded Funds Release No. 33-10515 at pages 67-68 (June 28, 2018). In adopting the Rule, the Commission further noted that at the suspension of creation units impairs the arbitrage mechanism could lead to significant deviation between what retail investors pay or receive in the secondary market and the ETFs approximate NAV. Such a result would run counter to the basis for relief from Section 22(d) and Rule 22c-1, and therefore would be inconsistent with Rule 6c-11. See Exchange-Traded Funds Release No. 33-10695 at page 59 (Sept. 25, 2019). The Staff also notes the statement relating to “the absolute right” to instead state “for any legally permissible reason”.

Response to Comment 48

The above referenced disclosure has been deleted in accordance with the Staff’s comment.

Comment 49 – Taxes

Given the federal income tax treatment of certain aspects of the proposed operations of the Fund are not entirely clear, and given the resulting implications to the Fund’s ability to qualify and maintain regulated investment company (“RIC”) status under Subchapter M of the Internal Revenue Code of 1968, as amended (the “Code”), the ultimate tax treatment of the Fund appears to be material to an informed investor. Therefore, please explain the technical merits of your tax position regarding RIC status, any known views of the taxing authorities with respect to the positions, a history of the taxing authority with respect to resolving Fund tax issues with similar levels of technical support, and any other relevant information. As discussed in ASC-740, there is a presumption when performing such analysis, that tax positions will be examined by a taxing authority that has knowledge of all relevant information.

Response to Comment 49

The Fund intends to qualify as a RIC under the Code, and given its anticipated investments should have no issue in doing so.20 The Fund will invest approximately 80% of its assets in U.S. Treasury securities, with the remaining 20% of the Fund’s assets invested in FLEX Options that reference TSLA.

The Fund will meet the income test under the Code, as all of the income from its investments will count towards the 90% requirement under Section 851(b)(2) of the Code. Under Code Section 851(b)(2)(A), qualifying income includes dividends, interest, gains from the sale of stock or securities, or foreign currencies, or other income (including but not limited to gains from options, futures, or forward contracts) derived with respect to its busines of investing in such stock, securities or currencies. Income derived from any interest from the U.S. Treasury security and/or disposition of such security will qualify. Additionally, any income from the disposition of the Fund’s FLEX Options that reference TSLA will qualify since it will be income from the disposition of a security.21

[20]

Generally speaking, to qualify as a RIC a fund must be a domestic corporation that elects to be treated as a RIC and meets additional requirements. These requirements include an income test (whereby a fund must derive at least 90% of its gross income from dividends, interest, payments with respect to securities loans, and gains from the sale or other disposition of stock or securities (as defined in section 2(a)(36) of the 1940 Act), or other income (including gains from options) derived with respect to its business of investing in securities) and a diversification test (whereby a fund must hold 50% of its assets in cash, government securities, securities of other RICs or other securities subject to 5% or 10% restrictions). See 26 U.S.C. 851(b). Additionally, a fund may not invest more than 25% of the value of its total assets in the securities of any one issuer. See id.

[21]

Pursuant to Code Section 851(c)(6), “security” for the purposes of Code Section 851 has the same meaning as when used in the 1940 Act. The Fund’s FLEX Options are deemed to be a security under Section 2(a)(36) of the 1940 Act, which includes “any put, call, straddle, option, or privilege on any security . . . or on any group or index of securities”. 15 U.S.C. § 80a-2(36).

The Fund will also meet the RIC diversification tests. The Fund’s 80% position in U.S. Treasury securities will satisfy the 50% requirement detailed in Section 851(b)(3) of the Code and no position of a single issuer will exceed 25%. Notably, Tesla, Inc. will be deemed to be the issuer of the Fund’s FLEX Options, though such position will not exceed 25%. The issuer of exchange traded options is treated as the issuer of the underlying security for federal income tax purposes. In Rev. Rul. 83-69, 1983-1 CB 126, the IRS concluded that for purposes of the diversification requirements of Section 851 of the Code, the issue of an exchange traded call option is the corporation whose stock or securities are referenced in the option (even though the option may be written by an options exchange). The conclusion was based upon the legislative history of the Tax Reform Act of 1976, Pub. L. No. 94-455, 1976-3 (Vol. 1) CB 1, in S. Rep. No. 94-1236, 94th Cong., 2d Sess 544 (1976), 1976-3 (Vol. 3) CB 807, 948, in which the Senate Finance Committee stated that “[f]or purposes of section 851(b)(4) [now 851(b)(3)], the ‘issuer’ of an option is the corporation whose stock or securities underlie the option.” The Fund will also reset its portfolio to the approximate 80% treasuries/20% FLEX Options allocation at the end of each three-month period, which should ensure that there should be no diversification issues that arise due to market movement and subsequent purchases.

Code Section 851(c)(4) provides that “value” in the case of securities for which market quotations are readily available is the market value of such securities. With respect to other securities and assets, under Code Section 851(c)(4), “value” is the fair value as determined in good faith by the board of directors.

In addition to the basic requirements enumerated above, the Fund affirms it will seek to comply with all other RIC requirements and that information regarding the Fund’s tax status and any risks related thereto is adequately disclosed in the Fund’s prospectus as reflected in Exhibit A.

The IRS has not historically challenged similar positions taken in other trust, and it is not anticipated the IRS would do so given the clear statutory authority.

********

Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours, Chapman and Cutler llp

By:	/s/ Morrison C. Warren
Morrison C. Warren

Exhibit A

The information in this Prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This Prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer of sale is not permitted.

Subject to Completion
March 29, 2022

Prospectus

Innovator Hedged Tesla Strategy ETF

(NYSE Arca — TSLH)

___________, _________

Innovator Hedged Tesla Strategy ETF (the “Fund”) is a series of Innovator ETFs Trust (the “Trust”) and an exchange-traded fund (“ETF”). The Fund lists and principally trades its shares on NYSE Arca, Inc. (“NYSE Arca” or the “Exchange”).

The U.S. Securities and Exchange Commission (“SEC”) has not approved or disapproved these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Table of Contents

Summary Information	3

Additional Information About the Fund’s Principal Investment Strategies	19

Fund Investments	20

Additional Risks of Investing in the Fund	21

Management of the Fund	29

How to Buy and Sell Shares	31

Dividends, Distributions and Taxes	32

Distributor	37

Net Asset Value	37

Fund Service Providers	38

Premium/Discount Information	39

Investments by Other Investment Companies	39

Financial Highlights	39

ii

Innovator Hedged Tesla Strategy ETF

Investment Objective

The Fund seeks to participate in the price return of the common stock of Tesla, Inc., subject to a limit on investment gains (prior to taking into account management fees and other fees) and seeks to provide protection against declines in the price return of the common stock of Tesla, Inc. (prior to taking into account management fees and other fees).

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and example below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0.79%
Distribution and Service (12b‑1) Fees	0.00%
Other Expenses(1)	0.00%
Total Annual Fund Operating Expenses	0.79%
(1)	“Other Expenses” are estimates based on the expenses the Fund expects to incur for the current fiscal year.

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds.

This example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your Shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain at current levels. This example does not include the brokerage commissions that investors may pay to buy and sell Shares.

	1 Year	3 Years
Although your actual costs may be higher or lower, your costs, based on these assumptions, would be:	$81	$252

Portfolio Turnover

The Fund pays transaction costs, such as commissions, when it purchases and sells securities (or “turns over” its portfolio). A higher portfolio turnover will cause the Fund to incur additional transaction costs and may result in higher taxes when Shares are held in a taxable account. These costs, which are not reflected in Total Annual Fund Operating Expenses or in the example, may affect the Fund’s performance. Because the Fund has not yet commenced operations, portfolio turnover information is unavailable at this time.

Principal Investment Strategies

The Fund is an actively managed exchange-traded fund (“ETF”) that seeks to provide risk-managed investment exposure to the common share price of Tesla, Inc. (NASDAQ: TSLA) (“TSLA”) through an active hedging strategy. The Fund seeks to achieve its investment objective by investing the Fund’s net assets (including borrowings for investment purposes) in options contracts that reference TSLA (the “Options Portfolio”) and in U.S. Treasury Bills (the “Treasury Portfolio”). The Fund’s investment adviser is Innovator Capital Management, LLC (“Innovator” or the “Adviser”) and the Fund’s investment sub-adviser is Milliman Financial Risk Management LLC (“Milliman” or the “Sub-Adviser”). As discussed in greater detail below, the Fund seeks to provide investment exposure to the price performance experienced by TSLA while seeking to limit significant losses against decreases in the price of TSLA. There is no guarantee the Fund will be successful in implementing this strategy. The Fund does not invest directly in TSLA.

Hedged TSLA Investment Strategy

The Fund will seek to participate in the price return TSLA, subject to a limit on investment gains (prior to taking into account management fees and other fees) and will seek to provide a floor against TSLA losses, up to a limit (prior to taking into account management fees and other fees) through the Sub-Adviser’s investments in the Options Portfolio and Treasury Portfolio. There is no guarantee that the Sub-Adviser will be successful in its attempt to protect against TSLA losses. The maximum gain potential and protection from TSLA price performance losses that the Fund seeks to provide are prior to taking into account annual Fund management fees, transaction fees and any extraordinary expenses incurred by the Fund. These expenses will have the effect of reducing the maximum gain potential amount and protection amount experienced by shareholders. Shareholders in the Fund are not entitled to receive dividends, if any, that may be payable on TSLA.

The Sub-Adviser intends to pursue the Fund’s investment objective through the combination of investments in a Treasury Portfolio and an Options Portfolio comprised of FLexible EXchange® Options (“FLEX Options”) that reference TSLA with approximately three-month expiration dates. An option contract gives the purchaser of the option, in exchange for the premium paid, the right to purchase (for a call option) or sell (for a put option) the underlying asset at a specified price (the “strike price”) on a specified date (the “expiration date”). The Options Portfolio will consist of a “call option spread” strategy via the purchase and sale of call FLEX Options that reference TSLA with rotating expiration dates of approximately three months. The Fund’s Treasury Portfolio will seek to provide a floor against TSLA losses.

The Sub-Adviser seeks to provide investment exposure to the price performance experienced by TSLA through the Options Portfolio while limiting losses against significant decreases in the price of TSLA through the Fund’s Treasury Portfolio. The Sub-Adviser seeks to specifically select the strike price for each FLEX Option contract in the Options Portfolio such that if the FLEX Options were exercised on the expiration date (the final day of the option term set at approximately three months), the Fund’s portfolio would experience the price return of TSLA subject to a maximum gain on the price performance of TSLA over the duration of the options contract and would be protected from loss to the extent of the value of the Treasury Portfolio.

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The Fund’s purchased call FLEX Options provide the Fund exposure to the price return of TSLA (gains and losses) starting at 80% of the then-current share price of TSLA. The Options Portfolio, through these purchased call FLEX Options, seeks to provide investment returns that match the performance of the share price of TSLA;

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The Fund’s sold FLEX Options effectively sell the Fund’s ability to participate in increases in the share price of TSLA beyond the strike price of the sold call FLEX Options over the duration of the Options Portfolio. The Fund sells the call FLEX Options to help pay the premium of the purchased call FLEX Options that allow the Fund’s participation in TSLA’s price performance and sets a limit on TSLA price performance gains for the duration of the FLEX Options contracts. The strike price for the sold call FLEX Options is dependent upon prevailing market conditions at the times the Fund originally enters into the FLEX Options contracts; and

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The Fund purchases multiple series of U.S. Treasury Bills with weighted average maturities of approximately three-months to provide the Fund’s downside floor protection, which is not guaranteed. In the event that TSLA decreases in value by approximately more than 20% over the duration of the options contract, the Fund’s purchased call FLEX Options and the sold call FLEX Options would expire worthless and the Fund’s performance would be comprised of the Treasury Portfolio. The Treasury Portfolio is intended to preserve capital of the Fund in the event of a significant decrease in the price of TSLA. There is no guarantee that the Treasury Portfolio will retain value to provide the level of portfolio protection sought by the Fund.  The value of the Treasury Portfolio may increase (providing more protection to shareholders) or decrease (providing less protection to shareholders).

While the Sub-Adviser will seek three-month rotating portfolio holdings in the Options Portfolio and Treasury Portfolio, the duration of each may not be precisely three-months as a result of market conditions at the time of purchase. In addition, the percentage of the Treasury Portfolio and Options Portfolio that is established at the time of purchase may be greater than or less than the sought-after 80% and 20% of the Fund’s net assets, respectively due to market conditions at the time of resetting the Fund’s Options Portfolio. While the Sub-Adviser will target a Treasury Portfolio with a value of 80% of the Fund’s net assets at the time of entering into the FLEX Options contracts, the value of the Treasury Portfolio will also increase and decrease due to market conditions over the duration of the anticipated three-month holding period.

An investor’s possible return profile will also depend on the time at which such investor purchases Shares of the Fund. If an investor purchases shares of the Fund after the then-current Options Portfolio was initially executed, the return profile available to that investor will be impacted by changes in the price of TSLA, changes in the value of the U.S. Treasury Bills, and the corresponding movements in the Fund’s NAV (See “-FLEX Options Portfolio” and “-Treasuries Portfolio” below).

FLEX Options Portfolio

FLEX Options are customizable exchange-traded option contracts guaranteed for settlement by the Options Clearing Corporation (the “OCC”). The OCC guarantees performance by each of the counterparties to the FLEX Options, becoming the “buyer for every seller and the seller for every buyer,” protecting clearing members and options traders from counterparty risk. The Fund holds FLEX Options that reference TSLA, which gives the Fund the right to receive or deliver shares of TSLA on the option expiration date at a strike price, depending on whether the option is a put or call option and whether the Fund purchases or sells the option. The Fund’s FLEX Options are cash-settled. Cash-settled options give the Fund the right to receive the cash value of TSLA’s share price (for purchased call options) or the obligation to deliver the cash value of TSLA’s share price (for sold call options). The FLEX Options held by the Fund are European style options, which are exercisable at the strike price only on the expiration date. The value of the FLEX Options does not increase or decrease at the same level of TSLA’s share price on a day-to-day basis (although they generally move in the same direction). However, as a FLEX Option approaches its expiration date, its value typically will increasingly move with the value of TSLA.

The Fund’s NAV is dependent on the value of the FLEX Options, which is based principally upon the price of TSLA, the time remaining until the expiration date of the FLEX Options and the value of the Treasury Portfolio. As the price of TSLA changes and time moves towards the expiration date of the FLEX Options, the value of the FLEX Options, and therefore the Fund’s NAV, will change. The Sub-Adviser anticipates the Fund’s NAV will move in the same direction as the price movements of TSLA. However, there is no guarantee that the Fund’s NAV will move in the same direction as the price movements of TSLA and it is not expected for the Fund’s NAV to directly correlate on a day-to-day basis with the returns experienced by TSLA. A component of an option’s value is the number of days remaining until its expiration date. Therefore, while changes in the price of TSLA will result in changes to the Fund’s NAV, the Sub-Adviser generally anticipates that the rate of change in the Fund’s NAV will be less than that experienced by TSLA until the expiration date of the options contracts. The Options Portfolio is designed to provide upside participation in the price return of TSLA, subject to a maximum gain potential, at the time the FLEX Option contracts expire.

Through the implementation of the Options Portfolio, the Fund will, in effect, obtain exposure to the price return of TSLA through purchased call options and sell the Fund’s opportunity to benefit from increases in value of TSLA beyond the strike price of the sold call options. The Sub-Adviser anticipates that the potential upside will generally be limited at a range of approximately 13.56% to 33.22% per quarter with an average limit on upside performance of approximately 22.17% per quarter. There is no guarantee that the Fund, in the future, will provide upside participation to the price exposure to TSLA within this range. The limits to the upside performance of the Fund could fluctuate, depending on prevailing market conditions at the time the Fund enters into the options contracts.

The degree to which a shareholder may benefit from the Options Portfolio’s TSLA upside exposure will depend on the time at which the investor purchases Shares of the Fund, the price movements of TSLA, and changes in the value of the Fund’s Treasury Portfolio, as described below. At any given time after Sub-Adviser resets the Options Portfolio there may be limited upside potential due to the subsequent price performance of TSLA (and therefore, the value of the FLEX Options). If the price of TSLA is near or has exceeded the strike prices of the Fund’s Options Portfolio, such investor may have little to no upside potential remaining until the expiration of the FLEX Options and would still remain vulnerable to significant downside risk before the sought-after protection from the floor began.

Treasuries Portfolio

Through the Options Portfolio, the Fund may experience losses experienced by TSLA. However, the Fund will seek to limit overall portfolio losses by virtue of the Fund’s Treasury Portfolio. The Fund seeks to implement an investment strategy that provides protection from significant declines in the price of TSLA, such that losses will be limited to the amount of the Options Portfolio and declines, if any, in the performance of the Fund’s U.S. Treasury Bills over each successive period of approximately three months. The Fund intends to re-initiate new FLEX Options positions at approximately 20% of the Fund’s portfolio and U.S. Treasury Bill positions at approximately 80% of the Fund’s portfolio at intervals of approximately three-months. As the value of the Fund’s FLEX Options fluctuate, the percentage of the overall Fund portfolio value represented by the Treasury Portfolio will also fluctuate. Additionally, as the value of the Fund’s U.S. Treasury Bill investments themselves fluctuate, the level of the Fund’s sought-after protection will fluctuate. There is no guarantee that the value of the Fund’s U.S. Treasury Bills will remain constant, and the value of the U.S. Treasury Bills could decrease. To the extent the Fund’s U.S. Treasury Bill positions lose value, the level of sought-after protection offered by the Fund will decrease, and an investor could experience significant losses on its investment, including the loss of its entire investment. Additionally, depending on when an investor buys shares of the Fund, the level of sought-after protection against price decreases of TSLA provided by the Fund may be less than 20%.

The Fund’s portfolio managers do not intend to maintain, throughout the approximately three-month duration of each Options Portfolio, a set allocation of the portfolio and therefore do not intend to add or subtract the net gains or losses derived from the Options Portfolio from the Treasury Portfolio. Additional funds utilized for investment into the Fund will be invested proportionally to the Fund’s Treasury Portfolio and Options Portfolio at the time of investment until the expiration date of Options Portfolio held by the Fund.

Tesla, Inc.

Tesla, Inc. designs, develops, manufactures, sells and leases high-performance fully electric vehicles and energy operation and storage systems, and offers services related to its sustainable energy products. Tesla, Inc. operates two segments: (i) automotive and (ii) energy generation and storage. The automotive segment includes the design, development, manufacturing, sales and leasing of electric vehicles as well as sales of automotive regulatory credits. The energy generation and storage segment includes the design, manufacture, installation, sales and leasing of solar energy generation and energy storage products and related services and sales of solar energy systems incentives. Tesla, Inc. is registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Information provided to or filed with the SEC by Tesla, Inc. pursuant to the Exchange Act can be located by reference to the SEC file number 001-34756 through the SEC’s website at www.sec.gov. In addition, information regarding Tesla, Inc. may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents.

Neither the Trust, Innovator, Milliman or its respective affiliates makes any representation that such publicly available documents or any other publicly available information regarding Tesla, Inc. is accurate or complete.

This document relates only to the securities offered hereby and does not relate to TSLA or other securities of Tesla, Inc. The Fund has derived all disclosures contained in this document regarding Tesla, Inc. from publicly available documents. In connection with the offering of the Shares, neither the Fund, Innovator, Milliman or its respective affiliates has participated in the preparation of such documents or made any due diligence inquiry with respect to the accuracy or adequacy of such publicly available information of Tesla, Inc. Neither the Fund, Innovator, Milliman or its respective affiliates makes any representation that such publicly available documents or any other publicly available information regarding Tesla, Inc, is accurate or complete. Furthermore, the Fund cannot give any assurance that all events occurring prior to the date of this Prospectus (including events that would affect the accuracy or completeness of the publicly available documents of Tesla, Inc.) that would affect the trading price of TSLA have been publicly disclosed. Subsequent disclosure of any such events or the disclosure of or failure to disclose material future events concerning Tesla, Inc. could affect the value of the Shares. Neither the Fund, Innovator, Milliman or its respective affiliates thereof makes any representation to investors or potential investors as to the performance of TSLA.

As a result of its investment strategies, the Fund will have economic exposure that is concentrated in the industry assigned to TSLA (i.e., hold 25% or more of its assets in investments that provide exposure to the industry assigned to TSLA). As of the date of this prospectus, TSLA is assigned to the automotive industry. The Fund is classified as “non-diversified” under the Investment Company Act of 1940, as amended (the “1940 Act”).

Principal Risks

You could lose money by investing in the Fund. An investment in the Fund is not a deposit of a bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency. There can be no assurance that the Fund’s investment objectives will be achieved.

Hedged TSLA Strategy Risk. The Fund employs an active hedging strategy that seeks to provide risk-managed investment exposure to TSLA. In doing so, there is no guarantee that the Fund will be successful in its strategy to provide protection against TSLA losses. The Fund does not provide principal protection or non-principal protection, and an investor may experience significant losses on its investment, including the loss of its entire investment. In order to provide the upside exposure to the price return of TSLA, the Fund’s strategy is subject to maximum gains equal to the strike price of the Fund’s sold call options. In the event an investor purchases Shares after the date on which the Fund implements the call spread strategy and the TSLA share price has risen in value to a level near the strike price, there may be little or no ability for such investor to experience an investment gain in Fund Shares until the Fund’s Options Portfolio is rebalanced. An investor may also realize different returns than TSLA if such investor does not stay invested in the Fund for the entirety of the three-month period of the Fund’s options contracts. Finally, an investor may also receive less than the sought-after protection if the Treasury Portfolio loses value.

Protection Risk. There can be no guarantee that the Fund will be successful in implementing its strategy to provide the sought-after protection against significant losses in the share price of TSLA. The sought-after protection is provided by virtue of the value of the Treasury Portfolio, so that if the Options Portfolio expires worthless the Fund’s performance would be comprised of the Treasury Portfolio. To the extent the Treasury Portfolio declines in value, a shareholder would receive less portfolio protection. A shareholder may lose their entire investment. The Fund does not provide principal protection or non-principal protection, and an investor may experience significant losses on its investment, including the loss of its entire investment.

FLEX Options Risk. The Fund expects to utilize FLEX Options issued and guaranteed for settlement by the OCC. The Fund bears the risk that the OCC will be unable or unwilling to perform its obligations under the FLEX Options contracts. In the unlikely event that the OCC becomes insolvent or is otherwise unable to meet its settlement obligations, the Fund could suffer significant losses. Additionally, FLEX Options may be less liquid than certain other securities such as standardized options. In less liquid market for the FLEX Options, the Fund may have difficulty closing out certain FLEX Options positions at desired times and prices. In connection with the creation and redemption of Shares, to the extent market participants are not willing or able to enter into FLEX Option transactions with the Fund at prices that reflect the market price of the Shares, the Fund’s net asset value (“NAV”) and, in turn the share price of the Fund, could be negatively impacted.

The Fund may experience substantial downside from specific FLEX Option positions and certain FLEX Option positions may expire worthless. The value of the underlying FLEX Options will be affected by, among others, changes in TSLA’s share price, changes in interest rates, changes in the actual and implied volatility of TSLA and the remaining time to until the FLEX Options expire. The value of the FLEX Options does not increase or decrease at the same rate as TSLA’s share price on a day-to-day basis (although they generally move in the same direction). However, as a FLEX Option approaches its expiration date, its value typically increasingly moves with the value of TSLA, although this is not guaranteed

Options Risk. The use of option contracts involves investment strategies and risks different from those associated with ordinary portfolio securities transactions. The prices of options are volatile and are influenced by, among other things, actual and anticipated changes in the value of the underlying instrument, or in interest or currency exchange rates, including the anticipated volatility, which are affected by fiscal and monetary policies and by national and international political and economic events. There may at times be an imperfect correlation between the movement in values of the Fund’s option contracts and TSLA, and there may at times not be a liquid secondary market for certain option contracts.

Indirect Investment in TSLA Risk. Tesla, Inc. is not affiliated with the Trust, Innovator, Milliman or its respective affiliates and is not involved with this offering in any way, and has no obligation to consider your Shares in taking any corporate actions that might affect the value of Shares. Innovator has not made any due diligence inquiry with respect to the publicly available information of Tesla, Inc. in connection with this offering. Investors in the Shares will not have voting rights or rights to receive dividends or other distributions or any other rights with respect to the underlying stock.

TSLA Trading Risk. The trading price of TSLA has been highly volatile and could continue to be subject to wide fluctuations in response to various factors. The stock market in general, and the market for technology companies in particular, has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. In particular, a large proportion of TSLA has been and may continue to be traded by short sellers which may put pressure on the supply and demand for our common stock, further influencing volatility in its market price. Public perception and other factors outside of the control of Tesla, Inc. may additionally impact TSLA’s stock price due to Tesla Inc. garnering a disproportionate degree of public attention, regardless of actual operating performance. In addition, in the past, following periods of volatility in the overall market and the market price of a particular company’s securities, securities class action litigation has often been instituted against companies such as these. Moreover, stockholder litigation like this has been filed against Tesla, Inc. in the past. While Tesla, Inc. continues to defend such actions, any judgment against Tesla, Inc., or any future stockholder litigation could result in substantial costs and a diversion of the management of Tesla, Inc.’s attention and resources. In addition to the foregoing, if trading in TSLA is halted the Fund’s FLEX Options that reference TSLA may be similarly impacted. If TSLA trading is halted, trading in Shares of the Fund may be impacted, either temporarily of indefinitely.

Tesla, Inc. Performance Risk. Tesla, Inc. may fail to meet its publicly announced guidelines or other expectations about its business, which could cause the price of TSLA to decline. Tesla, Inc. provides guidance regarding its expected financial and business performance, such as projections regarding sales and production, as well as anticipated future revenues, gross margins, profitability and cash flows. Correctly identifying key factors affecting business conditions and predicting future events is inherently an uncertain process, and the guidance Tesla, Inc. provides may not ultimately be accurate and has in the past been inaccurate in certain respects, such as the timing of new product manufacturing ramps. The guidance is based on certain assumptions such as those relating to global and local economic conditions, anticipated production and sales volumes (which generally are not linear throughout a given period), average sales prices, supplier and commodity costs, and planned cost reductions. If Tesla, Inc.’s guidance is not accurate or varies from actual results due to its inability to meet the assumptions or the impact on our financial performance that could occur as a result of various risks and uncertainties, the market value of common stock issued by Tesla, Inc. could decline significantly.

Electric Vehicles Risk. The future growth and success of Tesla, Inc. are dependent upon consumers’ demand for electric vehicles, and specifically, its vehicles in an automotive industry that is generally competitive, cyclical and volatile. If the market for electric vehicles in general and Tesla, Inc. vehicles in particular does not develop as Tesla, Inc. expects, develops more slowly than it expects, or if demand for its vehicles decreases in our markets or our vehicles compete with each other, the business, prospects, financial condition and operating results of Tesla, Inc. may be harmed. Tesla, Inc. is still at an earlier stage of development and have limited resources and production relative to established competitors that offer internal combustion engine vehicles. In addition, electric vehicles still comprise a small percentage of overall vehicle sales. As a result, the market for Tesla, Inc. vehicles could be negatively affected by numerous factors, such as: (i) perceptions about electric vehicle features, quality, safety, performance and cost; (ii) perceptions about the limited range over which electric vehicles may be driven on a single battery charge, and access to charging facilities; (iii) competition, including from other types of alternative fuel vehicles, plug-in hybrid electric vehicles and high fuel-economy internal combustion engine vehicles; (iv) volatility in the cost of oil and gasoline, such as wide fluctuations in crude oil prices; (v) government regulations and economic incentives; and (vi) concerns about the future viability of Tesla, Inc. Finally, the target demographics for Tesla, Inc. vehicles are highly competitive. Sales of vehicles in the automotive industry tend to be cyclical in many markets, which may expose Tesla, Inc. to further volatility.

Automotive Companies Risk. The automotive industry can be highly cyclical, and companies in the industry may suffer periodic operating losses. Automotive companies can be significantly affected by labor relations, fluctuating component prices and supplier disruptions. Developments in automotive technologies (e.g., autonomous vehicle technologies) may require significant capital expenditures that may not generate profits for several years, if ever. Automotive companies may be significantly subject to government policies and regulations regarding imports and exports of automotive products. Governmental policies affecting the automotive industry, such as taxes, tariffs, duties, subsidies, and import and export restrictions on automotive products can influence industry profitability. In addition, such companies must comply with environmental laws and regulations, for which there may be severe consequences for non-compliance. While most of the major automotive manufacturers are large companies, certain others may be non-diversified in both product line and customer base and may be more vulnerable to certain events that may negatively impact the automotive industry.

Rolling Risk. The Fund’s investment strategy is subject to risks related to rolling of the Fund’s option contracts. Because the frequency with which the Fund expects to roll option contracts may be greater than the impact would be if the Fund experienced less portfolio turnover. The price of option contracts further from expiration may be higher, which can impact Fund returns.

U.S. Treasury Security Risk. A security backed by the U.S. Treasury or the full faith and credit of the United States is guaranteed only as to the timely payment of interest and principal when held to maturity, but the market prices for such securities are not guaranteed and will fluctuate. Because U.S. Treasury Securities trade actively outside the United States, their prices may rise and fall as changes in global economic conditions affect the demand for these securities. U.S. Treasury securities may differ from other securities in their interest rates, maturities, times of issuance and other characteristics, and may provide relatively lower returns than those of other securities. Similar to other issuers, changes to the financial condition or credit rating of the U.S. government may cause the value of the Fund’s U.S. Treasury securities to decline.

Clearing Member Default Risk. Transactions in some types of derivatives are required to be centrally cleared (“cleared derivatives”). In a transaction involving cleared derivatives, the Fund’s counterparty is a clearing house, such as the OCC, rather than a bank or broker. Since the Fund is not a member of clearing houses and only members of a clearing house (“clearing members”) can participate directly in the clearing house, the Fund will hold cleared derivatives through accounts at clearing members. In cleared derivatives positions, the Fund will make payments (including margin payments) to and receive payments from a clearing house through their accounts at clearing members. Customer funds held at a clearing organization in connection with any options contracts are held in a commingled omnibus account and are not identified to the name of the clearing member’s individual customers. As a result, assets deposited by the Fund with any clearing member as margin for FLEX Options may, in certain circumstances, be used to satisfy losses of other clients of the clearing member. In addition, although clearing members guarantee performance of their clients’ obligations to the clearing house, there is a risk that the assets of the Fund might not be fully protected in the event of the clearing member’s bankruptcy, as the Fund would be limited to recovering only a pro rata share of all available funds segregated on behalf of the clearing member’s customers for the relevant account class.

Correlation Risk. The FLEX Options held by the Fund will be exercisable at the strike price only on their expiration date. Prior to the expiration date, the value of the FLEX Options will be determined based upon market quotations or using other recognized pricing methods. The value of the FLEX Options prior to the expiration date may vary because of related factors other than the value of TSLA. Factors that may influence the value of the FLEX Options include interest rate changes and implied volatility levels of TSLA, among others.

Investment Objective Risk. Certain circumstances under which the Fund might not achieve its objective include, but are not limited, to (i) if the Fund disposes of its FLEX Options, (ii) if the Fund is unable to maintain the proportional relationship based on the number of FLEX Option contracts in the Fund’s portfolio, (iii) significant accrual of Fund expenses in connection with effecting the Fund’s principal investment strategy or (iv) adverse tax law changes affecting the treatment of FLEX Options and/or listed option contracts.

Management Risk. The Fund is subject to management risk because it is an actively managed portfolio. The Sub-Adviser will apply investment techniques and risk analyses in making investment decisions for the Fund subject to the oversight of the Adviser, but there can be no guarantee that the Fund will meet its investment objective.

Market Risk. The Fund could lose money over short periods due to short-term market movements and over longer periods during more prolonged market downturns. Assets may decline in value due to factors affecting financial markets generally or particular asset classes or industries represented in the markets. The value of option contracts or other assets may also decline due to general market conditions, economic trends or events that are not specifically related to the issuer of the security or other asset, or due to factors that affect a particular issuer or issuers, country, group of countries, region, market, industry, group of industries, sector or asset class. During a general market downturn, multiple asset classes may be negatively affected. Changes in market conditions and interest rates will not have the same impact on all types of securities.

Counterparty Risk. Counterparty risk is the risk an issuer, guarantor or counterparty of a security in the Fund is unable or unwilling to meet its obligation on the security. The OCC acts as guarantor and central counterparty with respect to the FLEX Options. As a result, the ability of the Fund to meet its objective depends, in part on the OCC being able to meet its obligations. In the unlikely event that the OCC becomes insolvent or is otherwise unable to meet its settlement obligations, the Fund could suffer significant losses.

Non-Diversification Risk. The Fund is classified as “non-diversified” under the 1940 Act. As a result, the Fund is only limited as to the percentage of its assets which may be invested in the securities of any one issuer by the diversification requirements imposed by the Internal Revenue Code of 1986, as amended (the “Code”). The Fund may invest a relatively high percentage of its assets in a limited number of issuers. As a result, the Fund may be more susceptible to a single adverse economic or regulatory occurrence affecting one or more of these issuers, experience increased volatility and be highly invested in certain issuers.

Market Underperformance Risk. The Fund’s investment strategy may cause the Fund to underperform TSLA in market environments wherein the price of TSLA is increasing. The underperformance may be a result of management risk or the implementation of the Fund’s hedging strategy.

Portfolio Turnover Risk. High portfolio turnover may result in increased transaction costs to the Fund, including brokerage commissions, dealer markups and other transaction costs on the sale of the securities and on reinvestment in other securities.

Liquidity Risk. In the event that trading in the underlying FLEX Option contracts is limited or absent, the value of the Fund’s option contracts may decrease. There is no guarantee that a liquid secondary trading market will exist for the FLEX Options. The trading in FLEX Options may be less deep and liquid than the market for certain other securities. FLEX Options may be less liquid than certain non-customized options. In a less liquid market for the FLEX Options, terminating the FLEX Options may require the payment of a premium or acceptance of a discounted price and may take longer to complete. In a less liquid market for the FLEX Options, the liquidation of a large number of options may more significantly impact the price. A less liquid trading market may adversely impact the value of the FLEX Options and the value of your investment.

Valuation Risk. During periods of reduced market liquidity or in the absence of readily available market quotations for the holdings of the Fund, the ability of the Fund to value the FLEX Options becomes more difficult and the judgment of the Fund’s Adviser (employing the fair value procedures adopted by the Board of Trustees of the Trust) may play a greater role in the valuation of the Fund’s holdings due to reduced availability of reliable objective pricing data. Consequently, while such determinations may be made in good faith, it may nevertheless be more difficult for the Fund to accurately assign a daily value.

Operational Risk. The Fund is exposed to operational risks arising from a number of factors, including, but not limited to, the implementation of the Options Portfolio, processing and communication errors, errors of the Fund’s service providers, counterparties or other third-parties, failed or inadequate processes and technology or systems failures. The Fund and its Adviser and Sub-Adviser seek to reduce these operational risks through controls and procedures. However, these measures do not address every possible risk and may be inadequate to address these risks.

Market Maker Risk. If the Fund has lower average daily trading volumes, it may rely on a small number of third-party market makers to provide a market for the purchase and sale of Shares. Any trading halt or other problem relating to the trading activity of these market makers could result in a dramatic change in the spread between the Fund’s NAV and the price at which the Shares are trading on the Exchange, which could result in a decrease in value of the Shares. In addition, decisions by market makers or authorized participants (“APs”) to reduce their role or step away from these activities in times of market stress could inhibit the effectiveness of the arbitrage process in maintaining the relationship between the underlying values of the Fund’s portfolio securities and the Fund’s market price. This reduced effectiveness could result in Shares trading at a discount to NAV and also in greater than normal intra-day bid-ask spreads for Shares.

Trading Issues Risk. Although the Shares are listed for trading on the Exchange, there can be no assurance that an active trading market for such Shares will develop or be maintained. Shares trade on the Exchange at market prices that may be below, at or above the Fund’s NAV. Securities, including the Shares, are subject to market fluctuations and liquidity constraints that may be caused by such factors as economic, political, or regulatory developments, changes in interest rates, and/or perceived trends in securities prices. Shares of the Fund could decline in value or underperform other investments. Trading in Shares on the Exchange may be halted due to market conditions or for reasons that, in the view of the Exchange, make trading in Shares inadvisable. In addition, trading in Shares on the Exchange is subject to trading halts caused by extraordinary market volatility pursuant to the Exchange “circuit breaker” rules. Market makers are under no obligation to make a market in the Shares, and APs are not obligated to submit purchase or redemption orders for Creation Units. There can be no assurance that the requirements of the Exchange necessary to maintain the listing of the Fund will continue to be met or will remain unchanged. Initially, due to the small asset size of the Fund, it may have difficulty maintaining its listings on the Exchange.

Authorized Participant Concentration Risk. Only an AP may engage in creation or redemption transactions directly with the Fund. The Fund has a limited number of institutions that may act as APs on an agency basis (i.e., on behalf of other market participants). To the extent that APs exit the business or are unable to proceed with creation and/or redemption orders with respect to the Fund and no other AP is able to step forward to create or redeem “Creation Units” (large blocks of a specified number of Shares), Shares may be more likely to trade at a premium or discount to NAV and possibly face trading halts and/or delisting.

Premium/Discount Risk. The NAV of Shares will generally fluctuate with changes in the market value of the Fund’s holdings. However, the Fund’s Shares trade on the Exchange at their market price rather than their NAV. The market prices of Shares will generally fluctuate in accordance with change in NAV as well as the relative supply of and demand for Shares on the Exchange. The market price may be at, above (premium) or below (discount) the Fund’s NAV. Differences in market price and NAV may be due, in large part, to the fact that supply and demand forces at work in the secondary trading market for Shares will be closely related to, but not identical to, the same forces influencing the prices of the holdings of the Fund trading individually or in the aggregate at any point in time. These differences can be especially pronounced during times of market volatility or stress. During these periods, the demand for Shares may decrease considerably and cause the market price of Shares to deviate significantly from the Fund’s NAV. The Fund cannot predict whether Shares will trade at a discount, at or at a premium to NAV.

Cash Transactions Risk. The Fund may effectuate all or a portion of its creations and redemptions for cash, rather than in-kind securities. As a result, an investment in the Fund may be less tax-efficient than an investment in an ETF that effects its creations and redemptions only in-kind. ETFs are able to make in-kind redemptions to avoid being taxed on gains on the distributed portfolio securities at the fund level. A Fund that effects redemptions for cash may be required to sell portfolio securities in order to obtain the cash needed to distribute redemption proceeds. Any recognized gain on these sales by the Fund will generally cause the Fund to recognize a gain it might not otherwise have recognized, or to recognize such gain sooner than would otherwise be required if it were to distribute portfolio securities only in-kind. The Fund intends to distribute these gains to shareholders to avoid being taxed on this gain at the fund level and otherwise comply with special tax rules that apply to it. This strategy may cause shareholders to be subject to tax on gains they would not otherwise be subject to, or at an earlier date than if they had made an investment in another ETF. Moreover, cash transactions may have to be carried out over several days if the securities market is relatively illiquid and may involve considerable brokerage fees and taxes. These brokerage fees and taxes, which will be higher than if the Fund sold and redeemed its shares principally in-kind, will be passed on to those purchasing and redeeming Creation Units in the form of creation and redemption transaction fees. In addition, these factors may result in wider spreads between the bid and the offered prices of Fund Shares than for ETFs that distribute portfolio securities in-kind. The Fund’s use of cash for creations and redemptions could also result in dilution to the Fund and increases transaction costs, which could negatively impact the Fund’s ability to achieve its investment objective.

Cyber Security Risk. As the use of Internet technology has become more prevalent in the course of business, the investment industry has become more susceptible to potential operational risks through breaches in cyber security. A breach in cyber security refers to both intentional and unintentional events that may cause the Fund to lose proprietary information, suffer data corruption or lose operational capacity. Such events could cause the Fund to incur regulatory penalties, reputational damage, additional compliance costs associated with corrective measures and/or financial loss. Cyber security breaches may involve unauthorized access to the Fund’s digital information systems through “hacking” or malicious software coding, but may also result from outside attacks such as denial-of-service attacks through efforts to make network services unavailable to intended users. In addition, cyber security breaches of the Fund’s third-party service providers, such as its administrator, transfer agent, custodian, or issuers in which the Fund invests, can also subject the Fund to many of the same risks associated with direct cyber security breaches. The Fund has established risk management systems designed to reduce the risks associated with cyber security. However, there is no guarantee that such efforts will succeed, especially because the Fund does not directly control the cyber security systems of issuers or third-party service providers.

Tax Risk. The Fund intends to elect and to qualify each year to be treated as a regulated investment company (“RIC”) under Subchapter M of the Code. However, the federal income tax treatment of certain aspects of the proposed operations of the Fund are not entirely clear. This includes the tax aspects of the Fund’s options strategy, its hedging strategy, the possible application of the “straddle” rules, and various loss limitation provisions of the Code. If, in any year, the Fund fails to qualify as a RIC under the applicable tax laws, the Fund would be taxed as an ordinary corporation. Certain options on an ETF may not qualify as “Section 1256 contracts” under Section 1256 of the Code, and disposition of such options will likely result in short-term capital gains or losses. The Fund intends to treat any income it may derive from the FLEX Options as “qualifying income” under the provisions of the Code applicable to RICs. In addition, based upon language in the legislative history, the Fund intends to treat the issuer of the FLEX Options as the referenced asset, which, assuming the referenced asset qualifies as a RIC, would allow the Fund to qualify for special rules in the RIC diversification requirements. If the income is not qualifying income or the issuer of the FLEX Options is not appropriately the referenced asset, the Fund could lose its own status as a RIC. In the event that a shareholder purchases Shares of the Fund shortly before a distribution by the Fund, the entire distribution may be taxable to the shareholder even though a portion of the distribution effectively represents a return of the purchase price.

The Shares will change in value, and you could lose money by investing in the Fund. The Fund may not achieve its investment objective.

Performance

As of the date of this prospectus, the Fund has not yet commenced operations and therefore does not have a performance history. Once available, the Fund’s performance information will be accessible on the Fund’s website at www.innovatoretfs.com and will provide some indication of the risks of investing in the Fund.

Management

Investment Adviser

Innovator Capital Management, LLC

Investment Sub-Adviser

Milliman Financial Risk Management LLC

Portfolio Managers

The following persons serve as portfolio managers of the Fund.

•	Robert T. Cummings, Principal and Director of Global Trading at Milliman

•	Yin Bhuyan, Associate – ETF Portfolio Management Team at Milliman

The portfolio managers are primarily and jointly responsible for the day-to-day management of the Fund and have served in such capacity since the Fund’s inception in April 2022.

Purchase and Sale of Fund Shares

The Fund will issue and redeem Shares at NAV only with APs that have entered into agreements with the Fund’s distributor and only in Creation Units or multiples thereof (“Creation Unit Aggregations”), in exchange for the deposit or delivery of a basket of securities in which the Fund invests. The Fund may also issue and redeem Shares in exchange for cash. Except when aggregated in Creation Units, the Shares are not redeemable securities of the Fund.

Individual Shares may only be bought and sold in the secondary market (i.e., on a national securities exchange) through a broker or dealer at a market price. Because the Shares trade at market prices rather than NAV, Shares may trade at a price greater than NAV (at a premium), at NAV, or less than NAV (at a discount). An investor may incur costs attributable to the difference between the highest price a buyer is willing to pay to purchase Shares (bid) and the lowest price a seller is willing to accept for Shares (ask) when buying or selling shares in the secondary market (the “bid-ask spread”).

Recent information, including information on the Fund’s NAV, market price, premiums and discounts, and bid-ask spreads, is available online at www.innovatoretfs.com.

Tax Information

The Fund’s distributions will generally be taxable as ordinary income, returns of capital or capital gains. A sale of Shares may result in capital gain or loss.

Payments to Broker-Dealers and Other Financial Intermediaries

If you purchase Shares through a broker-dealer or other financial intermediary (such as a bank), Innovator and Foreside Fund Services, LLC, the Fund’s distributor (the “Distributor”), may pay the intermediary for the sale of Shares and related services. These payments may create a conflict of interest by influencing the broker‑dealer or other intermediary and your salesperson to recommend the Fund over another investment. Ask your salesperson or visit your financial intermediary’s website for more information.

Additional Information About the Fund’s Principal Investment Strategies

The Fund is an actively managed ETF. The investment objective of the Fund is to seek to participate in the price return of the common stock of Tesla, Inc., subject to a limit on investment gains and to seek to provide protection against declines in the price return of the common stock of Tesla, Inc. The Fund’s investment objective may be changed by the Board of Trustees of the Trust (the “Board”) without shareholder approval. Additionally, the Fund may liquidate and terminate at any time without shareholder approval.

Additional Information Regarding Tesla, Inc.

Tesla, Inc. designs, develops, manufactures, sells and leases high-performance fully electric vehicles and energy generation and storage systems, and offers services related to its products. Tesla, Inc. generally sells its products directly to customers, including through its website and retail locations. Tesla, Inc. also continues to grow its customer-facing infrastructure through a global network of vehicle service centers, Mobile Service technicians, body shops, Supercharger stations and Destination Chargers to accelerate the widespread adoption of its products. Tesla, Inc. emphasizes performance, attractive styling and the safety of its users and workforce in the design and manufacture of its products and is continuing to develop full self-driving technology for improved safety. Tesla, Inc. also strives to lower the cost of ownership for our customers through continuous efforts to reduce manufacturing costs and by offering financial and other services tailored to our products. The mission of Tesla, Inc. to accelerate the world’s transition to sustainable energy, engineering expertise, vertically integrated business model and focus on user experience differentiates Tesla, Inc. from other companies.

Tesla, Inc. operates as two reportable segments: (i) automotive and (ii) energy generation and storage. The automotive segment includes the design, development, manufacturing, sales and leasing of electric vehicles as well as sales of automotive regulatory credits. Additionally, the automotive segment is also comprised of services and other, which includes non-warranty after-sales vehicle services, sales of used vehicles, retail merchandise, sales by acquired subsidiaries of Tesla, Inc. to third party customers and vehicle insurance revenue. The energy generation and storage segment includes the design, manufacture, installation, sales and leasing of solar energy generation and energy storage products and related services and sales of solar energy systems incentives.

Tesla, Inc. is registered under the Exchange Act. Information provided to or filed with the SEC by Tesla, Inc. pursuant to the Exchange Act can be located by reference to the SEC file number 001-34756 through the SEC’s website at www.sec.gov. In addition, information regarding Tesla, Inc. may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents.

Investor Suitability Considerations

The Fund is a unique investment product that may not be suitable for all investors. An investor should consider investing in the Fund if it, among other reasons, fully understands the risks inherent in an investment in the Fund’s Shares, desires to invest in a product with a return that depends upon the price performance of TSLA (subject to a maximum gain potential over a three-month period), seeks to hedge its exposure to the price returns of TSLA and receive protection against significant price decreases in TSLA over a three-month period, and seeks the protection of a floor on TSLA losses for an investment held for the entirety of the three-month period and understand that there is no guarantee the Fund will be successful in its attempt to provide the sought-after protection. An investor should not consider investing in the Fund if it, among other reasons, does not fully understand the risks inherent in an investment in the Fund’s Shares, desires to invest in a product with a return that depends on the performance of multiple assets, it seeks an investment that provides total protection against the decreases in the price of TSLA over a three-month period, and seeks an investment that provides total protection against TSLA losses for an investment held for the entirety of a three-month period.

Fund Investments

Principal Investments

FLEX Options

FLEX Options are customized option contracts that trade on an exchange but provide investors with the ability to customize key contract terms like strike price, style and expiration date while achieving price discovery in competitive, transparent auctions markets and avoiding the counterparty exposure of “over‑the‑counter” (“OTC”) options positions. Like traditional exchange‑traded options, FLEX Options are guaranteed for settlement by the OCC, a market clearinghouse that guarantees performance by counterparties to certain derivatives contracts.

The FLEX Options in which the Fund will invest are all European style options (options that are exercisable only on the expiration date). The FLEX Options are listed on the Chicago Board Options Exchange.

The Fund will purchase and sell call FLEX Options. In general, put options give the holder (i.e., the buyer) the right to sell an asset (or deliver the cash value of the asset, in case of certain put options) and the seller (i.e., the writer) of the put has the obligation to buy the asset (or receive cash value of the asset, in case of certain put options) at a certain defined price. Call options give the holder (i.e., the buyer) the right to buy an asset (or receive cash value of the asset, in case of certain call options) and the seller (i.e., the writer) the obligation to sell the asset (or deliver cash value of the asset, in case of certain call options) at a certain defined price.

The Fund will use the market value of its derivatives holdings for the purpose of determining compliance with the 1940 Act and the rules promulgated thereunder. Since the FLEX Options held by the Fund are exchange-traded, these will be valued on a mark-to-market basis. In the event market prices are not available, the Fund will use fair value pricing pursuant to the fair value procedures adopted by the Board.

U.S. Treasury Securities

U.S. Treasury securities are government debt instruments issued by the United States Department of the Treasury that are backed by the full faith and credit of the United States Government

Disclosure of Portfolio Holdings

A description of the Trust’s policies and procedures with respect to the disclosure of the Fund’s portfolio holdings is available in the Fund’s statement of additional information (“SAI”), which is available at www.innovatoretfs.com.

Additional Risks of Investing in the Fund

Risk is inherent in all investing. Investing in the Fund involves risk, including the risk that you may lose all or part of your investment. There can be no assurance that the Fund will meet its stated objective. Before you invest, you should consider the following supplemental disclosure pertaining to the Principal Risks set forth above.

Principal Risks

Hedged TSLA Strategy Risk. The Fund employs an active hedging strategy that seeks to provide risk-managed investment exposure to TSLA. In doing so, there is no guarantee that the Fund will be successful in its strategy to provide protection against TSLA losses. The Fund does not provide principal protection or non-principal protection, and an investor may experience significant losses on its investment, including the loss of its entire investment. In order to provide the upside exposure to the price return of TSLA, the Fund’s strategy is subject to maximum gains equal to the strike price of the Fund’s sold call options. In the event an investor purchases Shares after the date on which the Fund implements the call spread strategy and the TSLA share price has risen in value to a level near the strike price, there may be little or no ability for such investor to experience an investment gain in Fund Shares until the Fund’s Options Portfolio is rebalanced. An investor may also realize different returns than TSLA if such investor does not stay invested in the Fund for the entirety of the three-month period of the Fund’s options contracts. Finally, an investor may also receive less than the sought-after protection if the Treasury Portfolio loses value.

Protection Risk. There can be no guarantee that the Fund will be successful in implementing its strategy to provide the sought-after protection against significant losses in the share price of TSLA. The sought-after protection is provided by virtue of the value of the Treasury Portfolio, so that if the Options Portfolio expires worthless the Fund’s performance would be comprised of the Treasury Portfolio. To the extent the Treasury Portfolio declines in value, a shareholder would receive less portfolio protection. A shareholder may lose their entire investment. The Fund does not provide principal protection or non-principal protection, and an investor may experience significant losses on its investment, including the loss of its entire investment.

FLEX Options Risk. The Fund expects to utilize FLEX Options issued and guaranteed for settlement by the OCC. The Fund bears the risk that the OCC will be unable or unwilling to perform its obligations under the FLEX Options contracts. In the unlikely event that the OCC becomes insolvent or is otherwise unable to meet its settlement obligations, the Fund could suffer significant losses. Additionally, FLEX Options may be less liquid than certain other securities such as standardized options. In less liquid markets for the FLEX Options, the Fund may have difficulty closing out certain FLEX Options positions at desired times and prices. In connection with the creation and redemption of Shares, to the extent market participants are not willing or able to enter into FLEX Option transactions with the Fund at prices that reflect the market price of the Shares, the Fund’s NAV and, in turn the share price of the Fund, could be negatively impacted.

The Fund may experience substantial downside from specific FLEX Option positions and certain FLEX Option positions may expire worthless. The FLEX Options held by the Fund are exercisable at the strike price on their expiration date. The value of the FLEX Options does not increase or decrease at the same rate as TSLA’s share price on a day-to-day basis (although they generally move in the same direction). However, as a FLEX Option approaches its expiration date, its value typically increasingly moves with the value of TSLA, although this is not guaranteed The value of the FLEX Options held by the Fund will be determined based on market quotations or other recognized pricing methods. The value of the underlying FLEX Options will be affected by, among others, changes in TSLA’s share price, changes in interest rates, changes in the actual and implied volatility of TSLA and the remaining time to until the FLEX Options expire.

Options Risk. The use of option contracts involves investment strategies and risks different from those associated with ordinary portfolio securities transactions. The prices of options are volatile and are influenced by, among other things, actual and anticipated changes in the value of the underlying instrument, or in interest or currency exchange rates, including the anticipated volatility, which are affected by fiscal and monetary policies and by national and international political and economic events. There may at times be an imperfect correlation between the movement in values of the Fund’s option contracts and TSLA, and there may at times not be a liquid secondary market for certain option contracts.

Investing in Shares is not Equivalent to Investing in TSLA. Investors in the Shares will not have voting rights or rights to receive dividends or other distributions or any other rights with respect to the underlying stock.

Indirect Investment in TSLA Risk. Tesla, Inc. is not affiliated with the Trust, Innovator, Milliman or its respective affiliates and is not involved with this offering in any way, and has no obligation to consider your Shares in taking any corporate actions that might affect the value of Shares. Innovator has not made any due diligence inquiry with respect to the publicly available information of Tesla, Inc. in connection with this offering. Investors in the Shares will not have voting rights or rights to receive dividends or other distributions or any other rights with respect to the underlying stock.

TSLA Trading Risk. The trading price of TSLA has been highly volatile and could continue to be subject to wide fluctuations in response to various factors. The stock market in general, and the market for technology companies in particular, has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. In particular, a large proportion of TSLA has been and may continue to be traded by short sellers which may put pressure on the supply and demand for our common stock, further influencing volatility in its market price. Public perception and other factors outside of the control of Tesla, Inc. may additionally impact TSLA’s stock price due to Tesla Inc. garnering a disproportionate degree of public attention, regardless of actual operating performance. In addition, in the past, following periods of volatility in the overall market and the market price of a particular company’s securities, securities class action litigation has often been instituted against companies such as these. Moreover, stockholder litigation like this has been filed against Tesla, Inc. in the past. While Tesla, Inc. continues to defend such actions, any judgment against Tesla, Inc., or any future stockholder litigation could result in substantial costs and a diversion of the management of Tesla, Inc.’s attention and resources. In addition to the foregoing, if trading in TSLA is halted the Fund’s FLEX Options that reference TSLA may be similarly impacted. If TSLA trading is halted, trading in Shares of the Fund may be impacted, either temporarily of indefinitely.

Tesla, Inc. Performance Risk. Tesla, Inc. may fail to meet its publicly announced guidelines or other expectations about its business, which could cause the price of TSLA to decline. Tesla, Inc. provides guidance regarding its expected financial and business performance, such as projections regarding sales and production, as well as anticipated future revenues, gross margins, profitability and cash flows. Correctly identifying key factors affecting business conditions and predicting future events is inherently an uncertain process, and the guidance Tesla, Inc. provides may not ultimately be accurate and has in the past been inaccurate in certain respects, such as the timing of new product manufacturing ramps. The guidance is based on certain assumptions such as those relating to global and local economic conditions, anticipated production and sales volumes (which generally are not linear throughout a given period), average sales prices, supplier and commodity costs, and planned cost reductions. If Tesla, Inc.’s guidance is not accurate or varies from actual results due to its inability to meet the assumptions or the impact on our financial performance that could occur as a result of various risks and uncertainties, the market value of common stock issued by Tesla, Inc. could decline significantly.

Electric Vehicles Risk. The future growth and success of Tesla, Inc. are dependent upon consumers’ demand for electric vehicles, and specifically, its vehicles in an automotive industry that is generally competitive, cyclical and volatile. If the market for electric vehicles in general and Tesla, Inc. vehicles in particular does not develop as Tesla, Inc. expects, develops more slowly than it expects, or if demand for its vehicles decreases in our markets or our vehicles compete with each other, the business, prospects, financial condition and operating results of Tesla, Inc. may be harmed. Tesla, Inc. is still at an earlier stage of development and have limited resources and production relative to established competitors that offer internal combustion engine vehicles. In addition, electric vehicles still comprise a small percentage of overall vehicle sales. As a result, the market for Tesla, Inc. vehicles could be negatively affected by numerous factors, such as: (i) perceptions about electric vehicle features, quality, safety, performance and cost; (ii) perceptions about the limited range over which electric vehicles may be driven on a single battery charge, and access to charging facilities; (iii) competition, including from other types of alternative fuel vehicles, plug-in hybrid electric vehicles and high fuel-economy internal combustion engine vehicles; (iv) volatility in the cost of oil and gasoline, such as wide fluctuations in crude oil prices; (v) government regulations and economic incentives; and (vi) concerns about the future viability of Tesla, Inc. Finally, the target demographics for Tesla, Inc. vehicles are highly competitive. Sales of vehicles in the automotive industry tend to be cyclical in many markets, which may expose Tesla, Inc. to further volatility.

Automotive Companies Risk. The automotive industry can be highly cyclical, and companies in the industry may suffer periodic operating losses. Automotive companies can be significantly affected by labor relations, fluctuating component prices and supplier disruptions. Developments in automotive technologies (e.g., autonomous vehicle technologies) may require significant capital expenditures that may not generate profits for several years, if ever. Automotive companies may be significantly subject to government policies and regulations regarding imports and exports of automotive products. Governmental policies affecting the automotive industry, such as taxes, tariffs, duties, subsidies, and import and export restrictions on automotive products can influence industry profitability. In addition, such companies must comply with environmental laws and regulations, for which there may be severe consequences for non-compliance. While most of the major automotive manufacturers are large companies, certain others may be non-diversified in both product line and customer base and may be more vulnerable to certain events that may negatively impact the automotive industry.

Rolling Risk. The Fund’s investment strategy is subject to risks related to rolling of the Fund’s option contracts. Because the frequency with which the Fund expects to roll option contracts may be greater than the impact would be if the Fund experienced less portfolio turnover. The price of option contracts further from expiration may be higher, which can impact Fund returns.

U.S. Treasury Security Risk. A security backed by the U.S. Treasury or the full faith and credit of the United States is guaranteed only as to the timely payment of interest and principal when held to maturity, but the market prices for such securities are not guaranteed and will fluctuate. Because U.S. Treasury Securities trade actively outside the United States, their prices may rise and fall as changes in global economic conditions affect the demand for these securities. U.S. Treasury securities may differ from other securities in their interest rates, maturities, times of issuance and other characteristics, and may provide relatively lower returns than those of other securities. Similar to other issuers, changes to the financial condition or credit rating of the U.S. government may cause the value of the Fund’s U.S. Treasury securities to decline.

Clearing Member Default Risk. Transactions in some types of derivatives are required to be centrally cleared. In a transaction involving cleared derivatives, the Fund’s counterparty is a clearing house, such as the OCC, rather than a bank or broker. Since the Fund is not a member of clearing houses and only members of a clearing house can participate directly in the clearing house, the Fund will hold cleared derivatives through accounts at clearing members. In cleared derivatives positions, the Fund will make payments (including margin payments) to and receive payments from a clearing house through their accounts at clearing members. Customer funds held at a clearing organization in connection with any options contracts are held in a commingled omnibus account and are not identified to the name of the clearing member’s individual customers. As a result, assets deposited by the Fund with any clearing member as margin for FLEX Options may, in certain circumstances, be used to satisfy losses of other clients of the Fund’s clearing member. In addition, although clearing members guarantee performance of their clients’ obligations to the clearing house, there is a risk that the assets of the Fund might not be fully protected in the event of the clearing member’s bankruptcy, as the Fund would be limited to recovering only a pro rata share of all available funds segregated on behalf of the clearing member’s customers for the relevant account class. The Fund is also subject to the risk that a limited number of clearing members are willing to transact on the Fund’s behalf, which heightens the risks associated with a clearing member’s default. If a clearing member defaults the Fund could lose some or all of the benefits of a transaction entered into by the Fund with the clearing member. If the Fund cannot find a clearing member to transact with on the Fund’s behalf, the Fund may be unable to effectively implement its investment strategy.

Correlation Risk. The FLEX Options held by the Fund will be exercisable at the strike price only on their expiration date. Prior to the expiration date, the value of the FLEX Options will be determined based upon market quotations or using other recognized pricing methods. The value of the FLEX Options prior to the expiration date may vary because of related factors other than the value of TSLA. Factors that may influence the value of the FLEX Options include interest rate changes and implied volatility levels of TSLA, among others.

Investment Objective Risk. Certain circumstances under which the Fund might not achieve its objective include, but are not limited, to (i) if the Fund disposes of its FLEX Options, (ii) if the Fund is unable to maintain the proportional relationship based on the number of FLEX Option contracts in the Fund’s portfolio, (iii) significant accrual of Fund expenses in connection with effecting the Fund’s principal investment strategy or (iv) adverse tax law changes affecting the treatment of FLEX Options and/or listed option contracts.

Management Risk. The Fund is subject to management risk because it is an actively managed portfolio. The Sub-Adviser will apply investment techniques and risk analyses in making investment decisions for the Fund subject to the oversight of the Adviser, but there can be no guarantee that the Fund will meet its investment objective.

Market Risk. The Fund could lose money over short periods due to short-term market movements and over longer periods during more prolonged market downturns. Assets may decline in value due to factors affecting financial markets generally or particular asset classes or industries represented in the markets. The value of FLEX Options or other assets may also decline due to general market conditions, economic trends or events that are not specifically related to the issuer of the security or other asset, or due to factors that affect a particular issuer or issuers, country, group of countries, region, market, industry, group of industries, sector or asset class. During a general market downturn, multiple asset classes may be negatively affected. Changes in market conditions and interest rates will not have the same impact on all types of securities. Securities, including the Shares, are subject to market fluctuations and liquidity constraints that may be caused by such factors as economic, political, or regulatory developments, changes in interest rates, and/or perceived trends in securities prices. Shares of the Fund could decline in value or underperform other investments. In addition, local, regional or global events such as war, acts of terrorism, spread of infectious diseases or other public health issues, recessions, or other events could have a significant negative impact on a Fund and its investments. Such events may affect certain geographic regions, countries, sectors and industries more significantly than others. Such events could adversely affect the prices and liquidity of a Fund’s portfolio securities or other instruments and could result in disruptions in the trading markets. Any of such circumstances could have a materially negative impact on the value of a Fund’s Shares and result in increased market volatility. During any such events, a Fund’s Shares may trade at increased premiums or discounts to their NAV. The outbreak of the respiratory disease designated as “COVID-19,” which was first detected in late 2019, resulted in significant disruptions to business operations, customer activity and service capabilities for companies throughout the world. The COVID-19 pandemic also greatly increased market volatility. Many countries continue to react to the COVID-19 pandemic through prevention measures and government intervention, including restrictions on travel and business operations. These measures, along with the general uncertainty caused by this pandemic, emerging variants, and the efficacy of vaccines, have resulted in a decline in consumer demand, disruptions to healthcare systems and the supply chain, ratings downgrades, defaults and has imposed significant costs on governmental and business entities. Certain markets have experienced temporary closures, extreme volatility, reduced liquidity, severe losses and increased trading costs, all of which could negatively impact the Fund. The future potential economic impact of the COVID-19 pandemic, or any future public health crisis, is impossible to predict and could result in adverse market conditions that impact the performance of the Fund.

Counterparty Risk. Counterparty risk is the risk an issuer, guarantor or counterparty of a security in the Fund is unable or unwilling to meet its obligation on the security. Counterparty risk may arise because of the counterparty’s financial condition, market activities, or for other reasons. The OCC acts as guarantor and central counterparty with respect to the FLEX Options. As a result, the ability of the Fund to meet its objective depends, in part on the OCC being able to meet its obligations. In the unlikely event that the OCC becomes insolvent or is otherwise unable to meet its settlement obligations, the Fund could suffer significant losses.

Non-Diversification Risk. The Fund is classified as “non-diversified” under the 1940 Act. As a result, the Fund is only limited as to the percentage of its assets which may be invested in the securities of any one issuer by the diversification requirements imposed by the Code. The Fund may invest a relatively high percentage of its assets in a limited number of issuers. As a result, the Fund may be more susceptible to a single adverse economic or regulatory occurrence affecting one or more of these issuers, experience increased volatility and be highly invested in certain issuers.

Market Underperformance Risk. The Fund’s investment strategy may cause the Fund to underperform TSLA in market environments wherein the price of TSLA is increasing. The underperformance may be a result of management risk or the implementation of the Fund’s hedging strategy.

Portfolio Turnover Risk. High portfolio turnover may result in increased transaction costs to the Fund, including brokerage commissions, dealer markups and other transaction costs on the sale of the securities and on reinvestment in other securities.

Liquidity Risk. In the event that trading in the underlying FLEX Options is limited or absent, the value of the Fund’s option contracts may decrease. There is no guarantee that a liquid secondary trading market will exist for the FLEX Options. The trading in FLEX Options may be less deep and liquid than the market for certain other securities. FLEX Options may be less liquid than certain non-customized options. In a less liquid market for the FLEX Options, terminating the FLEX Options may require the payment of a premium or acceptance of a discounted price and may take longer to complete. In a less liquid market for the FLEX Options, the liquidation of a large number of options may more significantly impact the price. A less liquid trading market may adversely impact the value of the FLEX Options and the value of your investment.

Valuation Risk. During periods of reduced market liquidity or in the absence of readily available market quotations for the holdings of the Fund, the ability of the Fund to value the FLEX Options becomes more difficult and the judgment of the Fund’s Adviser (employing the fair value procedures adopted by the Board of Trustees of the Trust) may play a greater role in the valuation of the Fund’s holdings due to reduced availability of reliable objective pricing data. Consequently, while such determinations may be made in good faith, it may nevertheless be more difficult for the Fund to accurately assign a daily value.

Operational Risk. The Fund is exposed to operational risks arising from a number of factors, including, but not limited to, the implementation of the Options Portfolio, processing and communication errors, errors of the Fund’s service providers, counterparties or other third-parties, failed or inadequate processes and technology or systems failures. The Fund and its Adviser and Sub-Adviser seek to reduce these operational risks through controls and procedures. However, these measures do not address every possible risk and may be inadequate to address these risks.

Market Maker Risk. If the Fund has lower average daily trading volumes, it may rely on a small number of third-party market makers to provide a market for the purchase and sale of Shares. Any trading halt or other problem relating to the trading activity of these market makers could result in a dramatic change in the spread between the Fund’s NAV and the price at which the Shares are trading on the Exchange, which could result in a decrease in value of the Shares. In addition, decisions by market makers or APs to reduce their role or step away from these activities in times of market stress could inhibit the effectiveness of the arbitrage process in maintaining the relationship between the underlying values of the Fund’s portfolio securities and the Fund’s market price. This reduced effectiveness could result in Shares trading at a discount to NAV and in greater than normal intra-day bid-ask spreads for Shares.

Trading Issues Risk. Although the Shares are listed for trading on the Exchange, there can be no assurance that an active trading market for such Shares will develop or be maintained. Shares trade on the Exchange at market prices that may be below, at or above the Fund’s NAV. Securities, including the Shares, are subject to market fluctuations and liquidity constraints that may be caused by such factors as economic, political, or regulatory developments, changes in interest rates, and/or perceived trends in securities prices. Shares of the Fund could decline in value or underperform other investments. Trading in Shares on the Exchange may be halted due to market conditions or for reasons that, in the view of the Exchange, make trading in Shares inadvisable. In addition, trading in Shares on the Exchange is subject to trading halts caused by extraordinary market volatility pursuant to the Exchange “circuit breaker” rules. Market makers are under no obligation to make a market in the Shares, and APs are not obligated to submit purchase or redemption orders for Creation Units. There can be no assurance that the requirements of the Exchange necessary to maintain the listing of the Fund will continue to be met or will remain unchanged. Initially, due to the small asset size of the Fund, it may have difficulty maintaining its listings on the Exchange.

Authorized Participant Concentration Risk. Only an AP may engage in creation or redemption transactions directly with the Fund. The Fund has a limited number of institutions that may act as APs on an agency basis (i.e., on behalf of other market participants). To the extent that APs exit the business or are unable to proceed with creation and/or redemption orders with respect to the Fund and no other AP is able to step forward to create or redeem Creation Units, Shares may be more likely to trade at a premium or discount to NAV and possibly face trading halts and/or delisting.

Premium/Discount Risk. The NAV of Shares will generally fluctuate with changes in the market value of the Fund’s holdings. However, the Fund’s Shares trade on the Exchange at their market price rather than their NAV. The market prices of Shares will generally fluctuate in accordance with change in NAV as well as the relative supply of and demand for Shares on the Exchange. The market price may be at, above (premium) or below (discount) the Fund’s NAV. Differences in market price and NAV may be due, in large part, to the fact that supply and demand forces at work in the secondary trading market for Shares will be closely related to, but not identical to, the same forces influencing the prices of the holdings of the Fund trading individually or in the aggregate at any point in time. These differences can be especially pronounced during times of market volatility or stress. During these periods, the demand for Shares may decrease considerably and cause the market price of Shares to deviate significantly from the Fund’s NAV. The Fund cannot predict whether Shares will trade at a discount, at or at a premium to NAV.

Cash Transactions Risk. The Fund may effectuate all or a portion of its creations and redemptions for cash, rather than in-kind securities. As a result, an investment in the Fund may be less tax-efficient than an investment in an ETF that effects its creations and redemptions only on an in-kind basis. ETFs are able to make in-kind redemptions to avoid being taxed on gains on the distributed portfolio securities at the fund level. A fund that effects redemptions for cash may be required to sell portfolio securities in order to obtain the cash needed to distribute redemption proceeds. Any recognized gain on these sales by the fund will generally cause such fund to recognize a gain it might not otherwise have recognized, or to recognize such gain sooner than would otherwise be required if it were to distribute portfolio securities only in-kind. The Fund intends to distribute gains that arise by virtue of creations and redemptions being effectuated in cash to shareholders to avoid being taxed on this gain at the fund level and otherwise comply with special tax rules that apply to it. This strategy may cause shareholders to be subject to tax on gains they would not otherwise be subject to, or at an earlier date than if they had made an investment in another ETF. Moreover, cash transactions may have to be carried out over several days if the securities market is relatively illiquid and may involve considerable brokerage fees and taxes. These brokerage fees and taxes, which will be higher than if the Fund sold and redeemed its shares principally in-kind, will be passed on to those purchasing and redeeming Creation Units in the form of creation and redemption transaction fees. In addition, these factors may result in wider spreads between the bid and the offered prices of Shares than for ETFs that distribute portfolio securities in-kind. The Fund’s use of cash for creations and redemptions could also result in dilution to the Fund and increased transaction costs, which could negatively impact the Fund’s ability to achieve its investment objective.

Cyber Security Risk. As the use of Internet technology has become more prevalent in the course of business, the investment industry has become more susceptible to potential operational risks through breaches in cyber security. A breach in cyber security refers to both intentional and unintentional events that may cause the Fund to lose proprietary information, suffer data corruption or lose operational capacity. Such events could cause the Fund to incur regulatory penalties, reputational damage, additional compliance costs associated with corrective measures and/or financial loss. Cyber security breaches may involve unauthorized access to the Fund’s digital information systems through “hacking” or malicious software coding but may also result from outside attacks such as denial-of-service attacks through efforts to make network services unavailable to intended users. In addition, cyber security breaches of the Fund’s third-party service providers, such as its administrator, transfer agent, custodian, or issuers in which the Fund invests, can also subject the Fund to many of the same risks associated with direct cyber security breaches. The Fund has established risk management systems designed to reduce the risks associated with cyber security. However, there is no guarantee that such efforts will succeed, especially because the Fund does not directly control the cyber security systems of issuers or third-party service providers.

Tax Risk. The Fund intends to elect and to qualify each year to be treated as a RIC under Subchapter M of the Code. However, the federal income tax treatment of certain aspects of the proposed operations of the Fund are not entirely clear. This includes the tax aspects of the Fund’s options strategy, its hedging strategy, the possible application of the “straddle” rules, and various loss limitation provisions of the Code. If, in any year, the Fund fails to qualify as a RIC under the applicable tax laws, the Fund would be taxed as an ordinary corporation. Certain options on an ETF may not qualify as “Section 1256 contracts” under Section 1256 of the Code, and disposition of such options will likely result in short-term capital gains or losses. The Fund intends to treat any income it may derive from the FLEX Options as “qualifying income” under the provisions of the Code applicable to RICs. In addition, based upon language in the legislative history, the Fund intends to treat the issuer of the FLEX Options as the referenced asset, which, assuming the referenced asset qualifies as a RIC, would allow the Fund to qualify for special rules in the RIC diversification requirements. If the income is not qualifying income or the issuer of the FLEX Options is not appropriately the referenced asset, the Fund could lose its own status as a RIC. In the event that a shareholder purchases Shares of the Fund shortly before a distribution by the Fund, the entire distribution may be taxable to the shareholder even though a portion of the distribution effectively represents a return of the purchase price.

Management of the Fund

The Fund is a series of Innovator ETFs Trust, an investment company registered under the 1940 Act. The Fund is treated as a separate fund with its own investment objectives and policies. The Trust is organized as a Delaware statutory trust. The Board is responsible for the overall management and direction of the Trust. The Board elects the Trust’s officers and approves all significant agreements, including those with the Adviser, Sub‑Adviser, custodian and fund administrative and accounting agent.

Investment Adviser

Innovator Capital Management, LLC, 109 North Hale Street, Wheaton, Illinois 60187, serves as the Fund’s investment adviser. In its capacity as Adviser, Innovator has overall responsibility for selecting and monitoring the Fund’s investments and managing the Fund’s business affairs.

Investment Sub-Adviser

Milliman Financial Risk Management LLC, 71 South Wacker Drive, 31st Floor, Chicago, Illinois 60606, serves as the Fund’s investment sub-adviser. Milliman has responsibility for managing the Fund’s investment program in pursuit of its investment objective.

Portfolio Managers

Robert T. Cummings and Yin Bhuyan serve as the Fund’s portfolio managers.

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Robert T. Cummings, Principal and Director of Global Trading at Milliman. Mr. Cummings has served in this role since 2007. Mr. Cummings has more than 13 years of experience as a trader with a primary focus on options. Prior to joining Milliman, he was involved in various proprietary trading strategies and was a portfolio manager of associated derivatives funds. These strategies included volatility arbitrage, global macro, and high-frequency trading. Entities at which Mr. Cummings has previously worked include Citadel Investment Group, TradeNet (as a primary market maker on the Chicago Board Options Exchange), KCM Group and Spyglass Capital Management.

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Yin Bhuyan, Associate – ETF Portfolio Management Team at Milliman. Ms. Bhuyan has more than 10 years of experience in capital markets. Prior to joining Milliman, Yin traded in the S&P options pit at CBOE. She has served both as a market maker and a portfolio manager. Her former experience is in risk management and volatility arbitrage. Yin’s current primary focus had been in managing Defined Outcome ETFs and Index tracking ETFs.

For additional information concerning Innovator and Milliman, including a description of the services provided to the Fund, please see the Fund’s SAI. Additional information regarding the portfolio managers’ compensation, other accounts managed by the portfolio managers and the portfolio managers’ ownership of Shares may also be found in the SAI.

Management Fee

Pursuant to an investment advisory agreement between Innovator and the Trust, on behalf of the Fund (the “Investment Management Agreement”), the Fund has agreed to pay an annual unitary management fee to Innovator in an amount equal to 0.79% of its average daily net assets. This unitary management fee is designed to pay the Fund’s expenses and to compensate Innovator for the services it provides to the Fund. Out of the unitary management fee, Innovator pays substantially all expenses of the Fund, including the cost of transfer agency, custody, fund administration, legal, audit and other service and license fees. However, Innovator is not responsible for distribution and service fees payable pursuant to a Rule 12b‑1 plan, if any, brokerage commissions and other expenses connected with the execution of portfolio transactions, taxes, interest, and extraordinary expenses.

Pursuant to an investment sub-advisory agreement between Innovator, Milliman and the Trust, on behalf of the Fund (the “Investment Sub-Advisory Agreement”), Innovator has agreed to pay an annual sub‑advisory fee to Milliman in an amount based on the Fund’s average daily net assets. Innovator is responsible for paying the entirety of Milliman’s sub-advisory fee. The Fund does not directly pay Milliman.

A discussion regarding the basis for the Board’s approval of the Investment Management Agreement and Investment Sub-Advisory Agreement on behalf of the Fund will be available in the Fund’s Semi-Annual Report to shareholders for the fiscal period ended April 30, 2022.

Manager of Managers Structure. The Fund and Innovator have received an exemptive order from the SEC to operate under a manager of managers structure that permits Innovator, with the approval of the Board, to appoint and replace sub-advisers, enter into sub-advisory agreements, and materially amend and terminate sub-advisory agreements on behalf of the Fund without shareholder approval (“Manager of Managers Structure”). Under the Manager of Managers Structure, Innovator has ultimate responsibility, subject to oversight by the Board, for overseeing the Fund’s sub-advisers and recommending to the Board their hiring, termination, or replacement. The SEC order does not apply to any sub-adviser that is affiliated with the Fund or Innovator.

The Manager of Managers Structure enables the Fund to operate with greater efficiency and without incurring the expense and delays associated with obtaining shareholder approvals for matters relating to the Sub-Adviser or the Investment Sub-Advisory Agreement. The Manager of Managers Structure does not permit an increase in the advisory fees payable by the Fund without shareholder approval. Shareholders will be notified of any changes made to the Sub-Adviser or the Investment Sub-Advisory Agreement within 90 days of the change.

How to Buy and Sell Shares

The Fund will issue or redeem its Shares at NAV per Share only in Creation Units. Most Fund shareholders will buy and sell Shares in secondary market transactions through brokers. Shares will be listed for trading on the secondary market on the Exchange. Shares can be bought and sold throughout the trading day like other publicly traded shares. Share prices are reported in dollars and cents per Share. There is no minimum investment. When buying or selling Shares through a broker, you will incur customary brokerage commissions and charges, and you may pay some or all of the spread between the bid and the offered price in the secondary market on each leg of a round trip (purchase and sale) transaction. Because Shares trade at market price rather than NAV, a Fund Shareholder may pay more than NAV when purchasing Shares and receive less than NAV when selling Shares.

APs may acquire Shares directly from the Fund, and APs may tender their Shares for redemption directly to the Fund, at NAV per Share only in Creation Units and in accordance with the procedures described in the SAI.

Book Entry

Shares are held in book‑entry form, which means that no stock certificates are issued. The Depository Trust Company (“DTC”) or its nominee is the record owner of all outstanding Shares and is recognized as the owner of all Shares for all purposes.

Investors owning Shares are beneficial owners as shown on the records of DTC or its participants. DTC serves as the securities depository for all Shares. Participants in DTC include securities brokers and dealers, banks, trust companies, clearing corporations and other institutions that directly or indirectly maintain a custodial relationship with DTC. As a beneficial owner of Shares, you are not entitled to receive physical delivery of stock certificates or to have Shares registered in your name, and you are not considered a registered owner of Shares. Therefore, to exercise any right as an owner of Shares, you must rely upon the procedures of DTC and its participants. These procedures are the same as those that apply to any other stocks that you hold in book entry or “street name” form.

Share Trading Prices

The trading prices of Shares on the Exchange is based on market price and may differ from the Fund’s daily NAV. Market forces of supply and demand, economic conditions and other factors may affect the trading prices of Shares.

Frequent Purchases and Redemptions of Shares

Shares may be purchased and redeemed directly from the Fund only in Creation Units by APs that have entered into agreements with the Fund’s distributor. The vast majority of trading in Shares occurs on the secondary market and does not involve the Fund directly. Cash trades on the secondary market are unlikely to cause many of the harmful effects of frequent purchases and/or redemptions of Shares. Cash purchases and/or redemptions of Creation Units, however, can result in disruption of portfolio management, dilution to the Fund and increased transaction costs, which could negatively impact the Fund’s ability to achieve its investment objectives, and may lead to the realization of capital gains. These consequences may increase as the frequency of cash purchases and redemptions of Creation Units by APs increases. However, direct trading by APs is critical to ensuring that Shares trade at or close to NAV.

To minimize these potential consequences of frequent purchases and redemptions of Shares, the Fund imposes transaction fees on purchases and redemptions of Creation Units to cover the custodial and other costs the Fund incurs in effecting trades. In addition, the Fund reserves the right to not accept orders from APs that Innovator has determined may be disruptive to the management of the Fund or otherwise are not in the best interests of the Fund. For these reasons, the Board has not adopted policies and procedures with respect to frequent purchases and redemptions of Shares.

Dividends, Distributions and Taxes

Ordinarily, dividends from net investment income, if any, are declared and paid at least annually by the Fund. The Fund distributes its net realized capital gains, if any, to shareholders annually.

Distributions in cash may be reinvested automatically in additional whole Shares only if the broker through whom you purchased Shares makes such option available.

Taxes

This section summarizes some of the main U.S. federal income tax consequences of owning Shares of the Fund. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are a corporation, a non-U.S. person, a broker-dealer, or other investor with special circumstances. In addition, this section does not describe your state, local or non-U.S. tax consequences.

This federal income tax summary is based in part on the advice of counsel to the Fund. The Internal Revenue Service could disagree with any conclusions set forth in this section. In addition, counsel to the Fund was not asked to review, and has not reached a conclusion with respect to, the federal income tax treatment of the assets to be included in the Fund. This may not be sufficient for you to use as the purpose of avoiding penalties under federal tax law.

As with any investment, you should seek advice based on your individual circumstances from your own tax advisor.

The Fund intends to qualify as a “regulated investment company” under the federal tax laws. If the Fund qualifies as a regulated investment company and distributes its income as required by the tax law, the Fund generally will not pay federal income taxes.

As with any investment, you should consider how your investment in Shares will be taxed. The tax information in this prospectus is provided as general information. You should consult your own tax professional about the tax consequences of an investment in Shares.

Unless your investment in Shares is made through a tax-exempt entity or tax-deferred retirement account, such as an IRA plan, you need to be aware of the possible tax consequences when:

•	Your Fund makes distributions,

•	You sell your Shares listed on the Exchange, and

•	You purchase or redeem Creation Units.

To maintain its status as a RIC, the Fund must meet certain income, diversification and distributions tests. The Fund intends to treat any income that it may derive from the FLEX Options as “qualifying income” under the provisions of the Code applicable to RICs. In addition, based upon language in the legislative history, the Fund intends to treat the issuer of the FLEX Options as the referenced asset, which, assuming the referenced asset qualifies as a RIC, would allow the Fund to qualify for special rules in the RIC diversification requirements. If the income is not qualifying income or the issuer of the FLEX Options is not appropriately the referenced asset, the Fund could lose its own status as a RIC.

Taxes on Distributions

The Fund’s distributions are generally taxable. After the end of each year, you will receive a tax statement that separates the distributions of the Fund into two categories, ordinary income distributions and capital gain dividends. Ordinary income distributions are generally taxed at your ordinary tax rate; however, certain ordinary income distributions received from the Fund may be taxed at the capital gains tax rates. Generally, you will treat all capital gain dividends as long-term capital gains regardless of how long you have owned your Shares. To determine your actual tax liability for your capital gain dividends, you must calculate your total net capital gain or loss for the tax year after considering all of your other taxable transactions, as described below. The tax status of your distributions from the Fund is not affected by whether you reinvest your distributions in additional Shares or receive them in cash. The income from the Fund that you must take into account for federal income tax purposes is not reduced by amounts used to pay a deferred sales fee, if any. The tax laws may require you to treat distributions made to you in January as if you had received them on December 31 of the previous year.

Income from the Fund may also be subject to a 3.8% “Medicare tax.” This tax generally applies to your net investment income if your adjusted gross income exceeds certain threshold amounts, which are $250,000 in the case of married couples filing joint returns and $200,000 in the case of single individuals.

A corporation that owns Shares generally will not be entitled to the dividends received deduction with respect to many dividends received from the Fund because the dividends received deduction is generally not available for distributions from regulated investment companies.

If you are an individual, the maximum marginal stated federal tax rate for net capital gain is generally 20% (15% or 0%) for taxpayers with taxable incomes below certain thresholds). Capital gains may also be subject to the Medicare tax described above.

Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your Shares to determine your holding period. However, if you receive a capital gain dividend from the Fund and sell your Shares at a loss after holding it for six months or less, the loss will be recharacterized as long-term capital loss to the extent of the capital gain dividend received. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Code treats certain capital gains as ordinary income in special situations.

An election may be available to Shareholders to defer recognition of the gain attributable to a capital gain dividend if they make certain qualifying investments within a limited time. Shareholders should talk to their tax advisor about the availability of this deferral election and its requirements.

Taxes on Exchange Listed Shares

If you sell or redeem your Shares, you will generally recognize a taxable gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in your Shares from the amount you receive in the transaction. Your tax basis in your Shares is generally equal to the cost of your Shares, generally including sales charges. In some cases, however, you may have to adjust your tax basis after you purchase your Shares.

Taxes and Purchases and Redemptions of Creation Units

If you exchange securities for Creation Units you will generally recognize a gain or a loss. The gain or loss will be equal to the difference between the market value of the Creation Units at the time and your aggregate basis in the securities surrendered and the cash component paid. If you exchange Creation Units for securities, you will generally recognize a gain or loss equal to the difference between your basis in the Creation Units and the aggregate market value of the securities received and any cash redemption amount. The Internal Revenue Service, however, may assert that a loss realized upon an exchange of securities for Creation Units or Creation Units for securities cannot be deducted currently under the rules governing “wash sales,” or on the basis that there has been no significant change in economic position.

Treatment of the FLEX Options

The Fund’s investments in offsetting positions with respect to the Underlying ETF may be “straddles” for U.S. federal income tax purposes. The straddle rules may affect the character of gains (or losses) realized by the Fund, and losses realized by the Fund on positions that are part of a straddle may be deferred under the straddle rules, rather than being taken into account in calculating taxable income for the taxable year in which the losses are realized. In addition, certain carrying charges (including interest expense) associated with positions in a straddle may be required to be capitalized rather than deducted currently. Certain elections that the Fund may make with respect to its straddle positions may also affect the amount, character and timing of the recognition of gains or losses from the affected positions.

The tax consequences of straddle transactions to the Fund are not entirely clear in all situations under currently available authority. The straddle rules may increase the amount of short-term capital gain realized by the Fund, which is taxed as ordinary income when distributed to U.S. shareholders in a non-liquidating distribution. Because application of the straddle rules may affect the character of gains or losses, defer losses and/or accelerate the recognition of gains or losses from the affected straddle positions, if the Fund makes a non-liquidating distribution of its short-term capital gain, the amount which must be distributed to U.S. shareholders as ordinary income may be increased or decreased substantially as compared to a fund that did not engage in such transactions.

The FLEX Options included in the Fund’s portfolio are exchange-traded options. Under Section 1256 of the Code, certain types of exchange-traded options are treated as if they were sold (i.e., “marked to market”) at the end of each year. The Fund does not believe that the positions held by the Fund will be subject to Section 1256, which means that the positions will not be marked to market, but the positions will be subject to the straddle rules.

Treatment of Fund Expenses

Expenses incurred and deducted by the Fund will generally not be treated as income taxable to you. In some cases, however, you may be required to treat your portion of these Fund expenses as income. You may not be able to take a deduction for some or all of these expenses, even if the cash you receive is reduced by such expenses.

Backup Withholding

The Fund may be required to withhold U.S. federal income tax (“backup withholding”) from dividends and capital gains distributions paid to Shareholders. Federal tax will be withheld if (1) the Shareholder fails to furnish the Fund with the Shareholder’s correct taxpayer identification number or social security number, (2) the IRS notifies the Shareholder or the Fund that the shareholder has failed to report properly certain interest and dividend income to the IRS and to respond to notices to that effect, or (3) when required to do so, the Shareholder fails to certify to the Fund that he or she is not subject to backup withholding. The current backup withholding rate is 24%. Any amounts withheld under the backup withholding rules may be credited against the Shareholder’s U.S. federal income tax liability.

Non-U.S. Investors

If you are a non-U.S. investor (i.e., an investor other than a U.S. citizen or resident or a U.S. corporation, partnership, estate or trust), you should be aware that, generally, subject to applicable tax treaties, distributions from the Fund will generally be characterized as dividends for U.S. federal income tax purposes (other than dividends which the Fund properly reports as capital gain dividends) and will be subject to U.S. federal income taxes, including withholding taxes, subject to certain exceptions described below.

However, distributions received by a non-U.S. investor from the Fund that are properly reported by the Fund as capital gain dividends may not be subject to U.S. federal income taxes, including withholding taxes, provided that the Fund makes certain elections and certain other conditions are met. Distributions from the Fund that are properly reported by the Fund as an interest-related dividend attributable to certain interest income received by the Fund or as a short-term capital gain dividend attributable to certain net short-term capital gain income received by the Fund may not be subject to U.S. federal income taxes, including withholding taxes when received by certain non‑U.S. investors, provided that the Fund makes certain elections and certain other conditions are met.

Distributions to, and gross proceeds from dispositions of Shares by, (i) certain non-U.S. financial institutions that have not entered into an agreement with the U.S. Treasury to collect and disclose certain information and are not resident in a jurisdiction that has entered into such an agreement with the U.S. Treasury and (ii) certain other non-U.S. entities that do not provide certain certifications and information about the entity’s U.S. owners may be subject to a U.S. withholding tax of 30%. However, proposed regulations may eliminate the requirement to withhold on payments of gross proceeds from dispositions.

The foregoing discussion summarizes some of the possible consequences under current federal tax law of an investment in the Fund. It is not a substitute for personal tax advice. You also may be subject to state and local taxes on Fund distributions and sales of Shares.

Consult your personal tax advisor about the potential tax consequences of an investment in Shares under all applicable tax laws. See “Distributions and Taxes” in the SAI for more information.

Distributor

Foreside Fund Services, LLC serves as the distributor of Creation Units for the Fund on an agency basis. The Distributor does not maintain a secondary market in Shares.

Net Asset Value

US Bancorp Fund Services LLC (“USBFS”), the Fund’s administrator and fund accounting agent, calculates the Fund’s NAV at the close of regular trading (ordinarily 4:00 p.m. E.S.T.) every day the New York Stock Exchange is open. The NAV for one Share is the value of that Share’s portion of all of the net assets of the Fund. In calculating NAV, the Fund generally values its investment portfolio at market price.

FLEX Options listed on an exchange (e.g., Cboe) will typically be valued at a model-based price provided by the exchange at the official close of that exchange’s trading day. However, when the Fund’s option has a same-day market trading price, this same-day market trading price will be used for FLEX Option values instead of the exchange’s model-based price. If the exchange on which the option is traded is unable to provide a model price, model-based FLEX Options prices will additionally be provided by a backup third-party pricing provider. In selecting the model prices, the Sub-Adviser may provide a review of the calculation of model prices provided by each vendor, and may note to such vendors of any data errors observed, or where an underlying component value of the model pricing package may be missing or incorrect, prior to publication by the vendor of the model pricing to the Fund Accounting Agent for purposes of that day’s NAV. If either pricing vendor is not available to provide a model price for that day, the value of a FLEX option will be determined by the Pricing Committee (as defined below) in accordance with the Valuation Procedures (as defined below). In instances where in the same trading day, a particular FLEX Option is represented in an all-cash basket (either a creation unit or redemption unit), as well as in an in-kind basket (either a creation unit or a redemption unit), for valuation purposes that trading day the Fund will default to use the trade price for both instances, rather than the model price otherwise available for the in-kind transaction.

Common stocks, preferred stocks and other equity securities listed on any national or foreign exchange (excluding the NASDAQ National Market (“NASDAQ”) and the London Stock Exchange Alternative Investment Market (“AIM”)) will be valued at the last sale price on the exchange on which they are principally traded or, for NASDAQ and AIM securities, the official closing price. Securities traded on more than one securities exchange are valued at the last sale price or official closing price, as applicable, at the close of the exchange representing the principal market for such securities. Securities traded in the OTC market are valued at the mean of the bid and the asked price, if available, and otherwise at their closing bid price.

Exchange-traded options (other than FLEX Options) and futures contracts will be valued at the closing price in the market where such contracts are principally traded. If no closing price is available, they will be fair valued at the mean of their most recent bid and asked price, if available, and otherwise at their closing bid price. OTC options and futures contracts are fair valued at the mean of the most recent bid and asked price, if available, and otherwise at their closing bid price.

USBFS may obtain all market quotations used in valuing securities from a third-party pricing service vendor (a “Pricing Service”). If no quotation can be obtained from a Pricing Service, then USBFS will contact the Trust’s pricing committee (the “Pricing Committee”). The Pricing Committee is responsible for establishing the valuation of portfolio securities and other instruments held by the Fund in accordance with the pricing and valuation procedures adopted by the Board (the “Valuation Procedures”). The Pricing Committee will then attempt to obtain one or more broker quotes for the security daily and will value the security accordingly.

If no quotation is available from either a Pricing Service, or one or more brokers, or if the Pricing Committee has reason to question the reliability or accuracy of a quotation supplied or the use of amortized cost, the value of any portfolio security held by the Fund for which reliable market quotations are not readily available will be determined by the Pricing Committee in a manner that most appropriately reflects fair market value of the security on the valuation date. The use of a fair valuation method may be appropriate if, for example: (i) market quotations do not accurately reflect fair value of an investment; (ii) an investment’s value has been materially affected by events occurring after the close of the exchange or market on which the investment is principally traded (for example, a foreign exchange or market); (iii) a trading halt closes an exchange or market early; or (iv) other events result in an exchange or market delaying its normal close.

Fair valuation of an equity security will be based on the consideration of all available information, including, but not limited to, the following: (a) the type of security; (b) the size of the holding; (c) the initial cost of the security; (d) transactions in comparable securities; (e) price quotes from dealers and/or pricing services; (f) relationships among various securities; (g) information obtained by contacting the issuer, analysts, or the appropriate stock exchange; (h) an analysis of the issuer’s financial statements; and (i) the existence of merger proposals or tender offers that might affect the value of the security.

With respect to any non-U.S. securities held by the Fund, the Fund may take factors influencing specific markets or issuers into consideration in determining the fair value of a non-U.S. security. International securities markets may be open on days when the U.S. markets are closed. In such cases, the value of any international securities owned by the Fund may be significantly affected on days when investors cannot buy or sell Shares. In addition, due to the difference in times between the close of the international markets and the time the Fund prices its Shares, the value the Fund assigns to securities generally will not be the same as the quoted or published prices of those securities on their primary markets or exchanges. In determining fair value prices, the Fund may consider the performance of securities on their primary exchanges, foreign currency appreciation/depreciation, securities market movements in the U.S., or other relevant information as related to the securities.

For more information about how the Fund’s NAV is determined, please see the section in the statement of information entitled “Determination of Net Asset Value.”

Fund Service Providers

US Bancorp Fund Services LLC is the administrator and transfer agent for the Trust. U.S. Bank, N.A. serves as the custodian for the Trust.

Chapman and Cutler LLP, 320 South Canal Street, Chicago, Illinois 60606, serves as legal counsel to the Trust.

Cohen & Company, Ltd., 1350 Euclid Avenue, Suite 800, Cleveland, Ohio 44115, serves as the Fund’s independent registered public accounting firm and is responsible for auditing the annual financial statements of the Fund.

Premium/Discount Information

Information showing the number of days the market price of the Fund’s Shares was greater (at a premium) and less (at a discount) than the Fund’s NAV for the most recently completed calendar year, and the most recently completed calendar quarters since that year (or the life of the Fund, if shorter), is available at www.innovatoretfs.com.

Investments by Other Investment Companies

Section 12(d)(1) of the 1940 Act restricts investments by investment companies in the securities of other investment companies, including Shares. The SEC adopted Rule 12d1-4 under the 1940 Act on November 19, 2020, which became effective January 19, 2021. The Fund is required to comply with the conditions of Rule 12d1-4, which allows, subject to certain conditions, the Fund to invest in other registered investment companies and other registered investment companies to invest in the Fund beyond the limits contained in Section 12(d)(1) of the 1940 Act.

Financial Highlights

The Fund is new and has no performance history as of the date of this prospectus. Financial information therefore is not available.1

1

Information provided to or filed with the SEC by Tesla, Inc. pursuant to the Exchange Act, including the financial statements of Tesla, Inc. in its Form 10-K, can be located by reference to the SEC file number 001-34756 through the SEC’s website at www.sec.gov.

Innovator Hedged Tesla Strategy ETF

For more detailed information on the Fund, several additional sources of information are available to you. The SAI, incorporated by reference into this Prospectus, contains detailed information on the Fund’s policies and operation. Additional information about the Fund’s investments is available in the annual and semi‑annual reports to shareholders. In the Fund’s annual reports, you will find a discussion of the market conditions and investment strategies that significantly impacted the Fund’s performance during the last fiscal year. The Fund’s most recent SAI, annual or semi‑annual reports and certain other information are available free of charge by calling the Fund at (800) 208-5212, on the Fund’s website at www.innovatoretfs.com or through your financial advisor. Shareholders may call the toll‑free number above with any inquiries.

You may obtain this and other information regarding the Fund, including the SAI and Codes of Ethics adopted by the Adviser, Sub-Adviser, Distributor and the Trust, directly from the SEC. Information on the SEC’s website is free of charge. Visit the SEC’s on‑line EDGAR database at http://www.sec.gov. You may also request information regarding the Fund by sending a request (along with a duplication fee) to the SEC by sending an electronic request to publicinfo@sec.gov.

Innovator Capital Management, LLC 109 North Hale Street Wheaton, Illinois 60187 (800) 208-5212 www.innovatoretfs.com	SEC File #: 333‑146827 811-22135